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Filed pursuant to Rule 424(b)(1)
Registration No. 333-106734

PROSPECTUS

3,000,000 Shares

Common Stock

We are selling 3,000,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol "INVX." On July 29, 2003, the last reported sale price of our common stock was $13.00 per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$12.25	$36,750,000
Underwriting discounts and commissions	$0.735	$2,205,000
Proceeds, before expenses, to Innovex	$11.515	$34,545,000

The underwriters may also purchase up to 450,000 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over allotments.

The underwriters expect to deliver the shares in New York, New York on August 4, 2003.

SG Cowen
C.E. Unterberg, Towbin
Craig-Hallum Capital Group LLC

July 29, 2003

Providing flexible interconnect
solutions for next-generation
applications and products

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes included in this prospectus. Unless otherwise indicated, all information in this prospectus assumes no exercise of the Underwriters' over allotment option.

Our Company

        We are a leading worldwide provider of flexible circuit interconnect solutions to original equipment manufacturers ("OEMs") in the electronics industry. We offer a full range of customized flexible circuit applications and services from initial design, development and prototype to fabrication, assembly and test on a global basis. Flexible circuit interconnects provide electrical connection between components in electronic systems and are increasingly used as a platform to support the attachment of electronic components. These circuits, due to their mechanical flexure and three-dimensional shape, accommodate packaging contours and motion in a manner that traditional two-dimensional, rigid printed circuit boards ("PCBs") cannot, particularly in applications involving smaller, more portable and complex electronic devices where space available to designers is at a premium. We therefore target high volume markets where miniaturization, form and weight are driving factors and flexible circuits are an enabling technology. Applications for flexible circuits currently addressed by us include data storage devices such as hard disk drives ("HDDs"), liquid crystal displays ("LCDs") for mobile communication devices, tape drives and arrays, flat panel displays and printers.

        Our customers include 3M, Dell, Hitachi, HP, Maxtor, Medtronic, Philips, Quantum, SAE Magnetics (a subsidiary of TDK), Samsung, Seagate, Staktek, StorageTek, Xerox and other leading OEMs. In order to better service our customers who face escalating challenges in meeting time to market, cost and global sourcing requirements, we have established manufacturing facilities in Thailand to capitalize on lower cost structures and closer proximity to our customer base. We believe we are a preferred supplier for the majority of our customers' high-end, high volume flexible circuit interconnect requirements.

Market Opportunity

        According to TechSearch International, Inc., a technology licensing and consulting firm, the overall market size for flexible circuits in 2000 totaled approximately $6.0 billion and is expected to grow to $8.0 billion by 2006. The flexible circuit market is considered by industry analysts to be divided into two segments: (i) traditional flexible circuits which address electronic applications with line pitch (distance between the center line of adjacent electrical conductors) greater than 200 microns, and (ii) high density flexible circuits utilized in advanced electronic applications that require line pitch less than 200 microns. Our products target these high density flexible circuit applications, which according to TechSearch International, Inc. constituted approximately $2.4 billion of the global market for flexible circuits in 2000 and are expected to grow to more than $4.0 billion by 2006. The high density portion of this market includes flexible circuits for HDD, display, semiconductor packaging, inkjet printer cartridge and other consumer electronics applications.

        We believe that the overall market for high density flexible circuits is poised for substantial growth over the next several years as a result of favorable technological and market trends that are expected to drive increased adoption. These trends include the following:

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  Miniaturization, Portability and Complexity of Electronic Products. High density flexible circuits are increasingly being used in consumer electronic products such as mobile communication devices, flat panel displays, digital televisions and inkjet printers. As these products become more powerful, complex, compact and portable, the space available to designers becomes a key design constraint increasing the need for interconnects of smaller size, greater mechanical flexure, lighter weight, greater circuit and component density, better thermal dissipation properties, higher frequencies and increased reliability. High density flexible circuits enable OEMs to address these requirements in a cost-effective manner.

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  Outsourcing. OEMs are increasingly focusing on their core competencies and outsourcing their captive component and subsystem manufacturing. To meet their rapidly changing electronic interconnect requirements, many OEMs are relying on a smaller number of technically qualified, strategically located suppliers capable of providing both quick turn prototype and pre-production quantities as well as cost-competitive volume production quantities. This allows OEMs to reduce time to market, avoid delays in new product introductions, reduce manufacturing costs and avoid logistical complexities.

  •
  Improved HDD Industry Dynamics. The HDD industry has been an early adopter of high density flexible circuits and is a key end market for high-end, high density flexible circuits. We believe the HDD industry represented $700 million of the $2.8 billion market for high density flexible circuits in 2002. HDD applications require flexible circuits that meet highly demanding technical specifications and can be produced in high volumes in a cost-effective manner. Although the HDD industry has historically experienced price erosion that has negated high growth rates in unit volume, we believe the industry dynamics are improving. International Data Consulting ("IDC") estimates that the HDD market will exhibit compound annual revenue growth of 6% from 2002 through 2007, on compound annual unit growth of 11%. Average annual selling price ("ASP") erosion is expected to slow significantly to a compounded annual ASP decline of 5% from 2002 through 2007. In contrast, from 2001 through 2002 ASPs declined 14%. We believe that the HDD industry is benefiting from significant consolidation, less rapid technology changes, longer product life cycles and increased usage of HDD in consumer applications such as the Xbox™ gaming console, TV set top recorders and digital music players such as the iPod™.

Our Competitive Strengths

        We believe our leadership position in the interconnect markets in which we operate is the direct result of our technological innovation and our ability to provide comprehensive solutions that address our customers' specific interconnect needs. Our key competitive strengths include:

  •
  Technology Leadership. Although there are a large number of flexible circuit manufacturers, only a few compete with us in high-end, sub-100 micron applications. We believe that technology, design capability, quality and price are key competitive factors in this segment. Our manufacturing technology includes proprietary processes and chemical recipes which, when combined with our design expertise and experience, enable us to deliver high unit volumes of complex high density flexible circuits at cost-effective prices.

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  Comprehensive Product Portfolio. Our products address a range of applications that include the following: (i) Flex Suspension Assembly ("FSA"), which provides the electrical interconnect from the disk drive head to the back-end electronics of the disk drive; (ii) actuator flex, which provides the back-end electrical interconnect for hard disk drives; and (iii) a variety of high-end, high density flexible circuits for markets such as LCD displays for mobile communication devices, plasma displays, printers, semiconductor packaging and medical applications.

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  Product Innovation. We are recognized as a technology innovator with a history of developing products that provide better performance at a lower cost than our competitors. For example, in the HDD industry, our proprietary FSA technology has been selected by a leading HDD vendor as the preferred solution for its next generation, higher density platform. In addition, other

    HDD vendors are evaluating our Flex Gimbal Suspension Assembly ("FgSA") technology which we have introduced as the next generation to our FSA product. We believe our FgSA product represents a significant improvement over current generation suspension technology.

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  Leading Customer Relationships. We have developed strong relationships with Seagate, Maxtor, Phillips, Samsung, Hitachi and other industry leaders. We have developed design methodologies that solve difficult interconnection problems and save our customers time and money. Our customer relationships represent significant entry barriers as we believe that once a customer has selected us to design and manufacture a flexible circuit interconnect, the customer generally relies on our design for the life of that specific application and, frequently, subsequent generations of similar applications.

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  Global Manufacturing and Supply Chain Efficiency. We maintain manufacturing facilities in both the U.S. and Asia. Our U.S. facilities provide a high level of automation while our Asian facilities allow us to consolidate the labor intensive aspects of production in a low-cost environment. The combination of these two manufacturing models and our continued attention to manufacturing processes allows us to continually improve our production yields, shorten our supply chain and lower the overall costs of our products.

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  Implementation of Six Sigma. Through the introduction of the Six Sigma quality management program, we are reducing the process variation in our manufacturing facilities, resulting in improved quality, reliability and performance of our flexible circuit products. Six Sigma is a highly disciplined quality management and process optimization methodology that relies on the rigorous use of statistical techniques to assess process variability and defects. Six Sigma has been adopted by many large industrial companies to significantly improve their business processes.

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  Experienced Management Team. Our management team has a demonstrated track record of successfully harnessing and capitalizing on disruptive technology while identifying and opening new markets for our flexible circuit products. They have managed rapid technological change by successfully transforming our company from a lead wire interconnect manufacturer to a leading worldwide flexible circuit provider over a two-year period.

Our Strategy

        To enhance our position as a leading provider of flexible interconnect solutions we intend to pursue the following business strategies:

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  Continue to Expand Our Market Share in Our Core Markets. We believe that we will be able to continue to capture additional market share in the HDD market with our FSA, FgSA and actuator flex solutions. As the HDD industry continues to transition to higher recording densities, the advantages of our technology will provide significant benefits to our customers on both a functional and a cost basis. Certain HDD industry leaders are currently evaluating our product offerings for potential future applications.

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  Continue to Penetrate New Markets. We have proven our ability to leverage our expertise in high volume, high density applications to address emerging growth opportunities. The technology, research and development and manufacturing capabilities we have developed to serve the HDD market have put us in a position to target additional high volume applications, such as LCD and plasma displays, semiconductor packaging applications and inkjet printer cartridges, which we believe in the aggregate represent a market opportunity for us of over $1.0 billion.

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  Increase Manufacturing and Supply Chain Efficiencies and Flexibility. We intend to continue our manufacturing improvement and cost reduction efforts through continued deployment of our Six Sigma quality management program. We expect to realize cost efficiencies by applying more automation at all of our manufacturing facilities. In addition, by further integrating our operations with our suppliers and customers, we believe that we can continue to reduce our working capital needs and improve our responsiveness to customer requirements.

  •
  Provide an Integrated Solution to Our Customers. We believe we will be able to capture additional market share in HDD by developing a more efficient integrated suspension assembly process capable of producing a technically advanced product at a lower cost. We expect to provide a complete solution that includes front-end suspension design, prototyping, manufacturing and assembly through our relationship with KR Precision Public Company Limited ("KRP"), a leading suspension assembly manufacturer, in addition to our flexible circuit and suspension assembly expertise. This partnership will enable us to provide customers with a one-stop solution for their suspension assembly needs, instead of requiring them to negotiate terms with multiple vendors.

Company Information

        We were incorporated under the laws of the State of Minnesota in 1972. Our principal executive offices are located at 5540 Pioneer Creek Drive, Maple Plain, Minnesota 55359-9003 and our telephone number is (763) 479-5300. Our website is located at www.innovexinc.com. The information contained in our website is not part of this prospectus.

The Offering

Common Stock we are offering	3,000,000 shares
Common Stock to be outstanding after the offering	18,163,475 shares
Nasdaq National Market Symbol	INVX
Use of Proceeds
We intend to use $15.0 million of the net proceeds from this offering for the repayment of certain indebtedness and the balance for general corporate purposes, including working capital and capital expenditures. See "Use of Proceeds."

        The number of shares of our common stock outstanding after the offering:

  •
  is based on 15,163,475 shares of our common stock outstanding as of March 31, 2003, excluding:

  —
  2,195,350 shares issuable upon exercise of outstanding options at a weighted average exercise price of $7.19 per share; and

  —
  334,470 shares available for issuance under our existing equity incentive plans;

  •
  assumes no exercise of stock options after March 31, 2003; and

  •
  assumes the underwriters have not exercised their option to purchase 450,000 shares to cover over allotments.

        This prospectus refers to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

        This prospectus contains market data and industry forecasts that were obtained from industry publications. These publications generally state that the information contained therein has been obtained from sources believed to be reliable. While we believe that these market data and industry forecasts are reliable, we have not independently verified, and make no representation as to the accuracy of, such information. Information provided by IDC is derived from the IDC Worldwide Hard Disk Drive Forecast and Analysis, 2003-2007, April 2003.

Summary Consolidated Financial Data

        The following tables summarize our consolidated financial data for the periods presented. You should read this information in conjunction with "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Years Ended September 30,			Six Months Ended March 31,
	2000	2001	2002	2002	2003
(In thousands, except share and per share data)				(Unaudited)
Consolidated Statement of Operations Data:
Net sales	$164,462	$145,635	$134,728	$72,815	$71,581
Gross profit	24,619	16,657	16,057	10,799	7,728
Income (loss) from operations	(12,802)	(28,660)	(7,176)	(985)	(5,565)
Net income (loss)	$(11,054)	$(28,876)	$(3,835)	$45	$(3,663)
Net income (loss) per share
Basic	$(0.75)	$(1.93)	$(0.25)	$0.00	$(0.24)
Diluted	$(0.75)	$(1.93)	$(0.25)	$0.00	$(0.24)
Weighted average shares outstanding:
Basic	14,838,082	14,987,395	15,080,441	15,052,599	15,164,162
Diluted	14,838,082	14,987,395	15,080,441	15,281,458	15,164,162
	As of March 31, 2003
	Actual	Pro Forma(1)
(In thousands)	(Unaudited)
Consolidated Balance Sheet Data:
Cash and equivalents and short-term investments	$3,529	$22,674
Working capital	(4,844)	29,301
Total assets	118,383	137,528
Total debt	37,094	22,094
Total stockholders' equity	60,869	95,014

(1)
The pro forma column in the consolidated balance sheet data gives effect to the sale of 3,000,000 shares of common stock at the public offering price of $12.25, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Recent Results

        On July 8, 2003, we announced our financial results for the fiscal quarter ended June 30, 2003. Our net sales for the quarter were $39.9 million, an increase of 8% compared to our net sales of $37.1 million in the second quarter of fiscal 2003 and an increase of 26% from our net sales of $31.8 million in the third quarter of fiscal 2002. Our net loss for the third quarter of fiscal 2003 was $55,000, or $0.00 per share, compared to $1.4 million, or $0.09 per share, in the second quarter of fiscal 2003 and $1.3 million, or $0.08 per share, in the third quarter of fiscal 2002.

        Our gross margin for the third quarter of fiscal 2003 was 15% as compared to 11% for both the second quarter of fiscal 2003 and the third quarter of fiscal 2002.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that harm our business, financial condition or results of operations. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

        Our operating results are subject to fluctuations.

        Our past operating results, and our gross margins, have fluctuated from fiscal period to fiscal period. We expect our future operating results and gross margins will continue to fluctuate from fiscal period to fiscal period due to a number of factors, many of which are outside our control and any of which could cause our stock price to fluctuate.

        The primary factors that affect us include the following:

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  changes in overall demand for our products;

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  technological changes (such as data density improvements) that reduce the number of suspension assemblies per disk drive required by disk drive makers;

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  changes in OEM customer manufacturing yields throughout their products' life cycles;

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  changes in the specific products our customers buy;

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  changes in our selling prices;

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  changes in utilization of our production capacity;

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  changes in our infrastructure costs;

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  changes in our manufacturing process, or problems related to our manufacturing process;

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  changes in our manufacturing yields;

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  changes in our production efficiency;

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  long disruptions in operations at any of our plants for any reason; and

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  changes in the cost of, or limits on, available materials and labor.

        Difficulties in forecasting demand for our products make it difficult to utilize our capacity efficiently.

        We continue to have limited visibility for future demand. If customer demand for our FSAs or our actuator flex, display flex, stacked memory flex or tape storage flex products weakens, or if one or more customers reduce, delay or cancel orders, our business, financial condition and results of operations could be materially adversely affected.

        We typically allow customers to change or cancel orders on short notice. We plan our production and inventory based primarily on forecasts of customer demand, including forecasts of customer pulls of product out of our just-in-time inventory hubs. Our customers typically prefer a dual source supply, and therefore allocate their demand among suppliers. Both customer demand and the resulting forecasts often fluctuate substantially. These factors, among others, create an environment where scheduled production and capacity utilization can vary significantly from week to week, leading to variability in gross margins and difficulty in estimating our position in the marketplace.

        The following factors complicate accurate capacity planning for market demand:

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  changes in the specific products our customers buy;

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  the pace of technological change;

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  variability in our manufacturing yields and productivity; and

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  long lead times for most of our plant and equipment expenditures, requiring major financial commitments well in advance of actual production requirements.

        We have at times increased our production capacity and the overhead that supports production based on anticipated market demand which has not always developed as expected. As a result, we have periodically underutilized our capacity. Our inability to plan our capacity requirements accurately, or our failure to put in place the technologies and capacity necessary to meet market demand, could have a material adverse effect on our business, financial condition and results of operations.

        Our sales are concentrated in a small customer base and in the HDD industry.

        Sales to our largest customer constituted 64% of net sales for each of the first six months of fiscal 2003 and 2002, and 54% and 33% of net sales for fiscal 2001 and fiscal 2000, respectively. Sales to our five largest customers constituted 89% of net sales for the first six months of fiscal 2003, 86% of net sales for fiscal 2002, 77% of net sales for fiscal 2001 and 66% of net sales for fiscal 2000. The loss of one or more of our major customers or a substantial reduction in orders by any significant customer, for any reason, including reductions due to market, economic or competitive conditions in the computer, computer peripheral, mobile communication device and high-end consumer markets, the development by a customer of the capability to produce flexible circuits in high volume for its own products, a transfer of manufacturing operations by a customer to a lower-cost country, a change in the type of interconnect or suspension assembly used by our largest customers or the failure of a customer to pay its account balance with us, could have a material adverse effect on our business, financial condition and results of operations.

        Sales of our FSA and actuator flex products to the hard disk drive industry accounted for 75% of our net sales in the first six months of fiscal 2003, and 74%, 68% and 59% of our net sales in fiscal 2002, 2001 and 2000, respectively. The disk drive industry is intensely competitive and technology changes rapidly. The industry's demand for disk drive components also fluctuates. The disk drive industry experiences periods of increased demand and rapid growth followed by periods of oversupply and subsequent contraction. These cycles may affect suppliers to this industry because disk drive manufacturers tend to order more disk drive components than they may need during growth periods, and reduce orders for these components during periods of contraction.

        Our selling prices are subject to pricing pressure from our customers and market pressure from our competitors.

        We deal with a limited number of large customers who are able to exert significant pricing pressure on our products. Our selling prices are affected by changes in overall demand for our products, changes in the specific products our customers buy and our products' life cycles. A typical life cycle for our products begins with higher pricing when a product is introduced and decreasing prices as it matures. To offset price decreases during a product's life, we rely primarily on higher sales volume and improving our manufacturing yield and productivity to reduce a product's cost. If we cannot reduce our manufacturing costs as prices decline during our products' life cycles, our business, financial condition and results of operations could be materially adversely affected.

        The markets in which we operate are highly competitive.

        We operate in highly competitive markets and our competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price/performance characteristics. Competitive pressures often necessitate price reductions that adversely affect operating results. We will be required to make a continued high level of investment in product development and research, sales and marketing and ongoing customer service and support to remain competitive. There can be no assurance that existing or future competitors will not be able to duplicate our strategies or that competitive pressures faced by us will not have a material adverse effect on our business, financial condition and results of operations.

        Competing technologies may reduce demand for our products.

        Flexible circuit interconnects provide electrical connections between components in electrical systems and are used as a platform to support the attachment of electronic devices. While flexible circuits offer several advantages over competing printed circuit board and ceramic hybrid circuit technologies, our customers may consider changing their designs to use these alternative technologies for future applications. If our customers switch to alternative technologies, our business, financial condition and results of operations could be materially adversely affected. In particular, if our largest customer were to consider increased utilization of alternative interconnect technologies that compete with the electrical interconnect features of our FSA products, our business, financial condition and results of operations would be materially adversely affected.

        Future technological innovations may reduce demand for disk drives. Data storage alternatives that compete with disk drive-based data storage currently exist. These storage alternatives include semiconductor (flash) memory, tape memory and optical (DVD and CD) drives. The current core technology for disk drive data storage has been the dominant technology in the industry for many years. This technology could be replaced by an alternate technology in the future. Our business, financial condition and results of operations could be materially adversely affected if the computer industry adopts technology that replaces disk drives as a computer data storage medium.

        We have experienced annual losses from operations in the six months ended March 31, 2003 and in prior years, and we may not achieve net income on a consistent basis.

        For the six months ended March 31, 2003, we had a net loss of $3.7 million. We experienced net losses of $3.8 million in fiscal 2002, $28.9 million in fiscal 2001 and $11.1 million in fiscal 2000. Whether we achieve net income on a consistent basis will depend on a number of factors, including:

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  the level of revenue in any given period;

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  our expense levels, particularly for manufacturing costs;

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  our manufacturing efficiency, particularly with respect to new product introductions and high volume products;

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  cultivating new FSA/FgSA customers; and

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  the qualification of new products, including new display flex programs and printer flex products.

        Data density improvements have reduced worldwide demand for suspension assemblies, and these improvements are expected to continue.

        Disk drive manufacturers have been able to steadily increase data density (the amount of data that can be stored on a disk surface), and we believe that they will continue to do so for the foreseeable future. Increasing data density permits drive manufacturers to use fewer disks in each disk drive, which in turn reduces the number of components they need, including FSA products. We believe that since 1999, the rate of improvement in data density has exceeded historical rates, and that the average number of suspension assemblies required per drive has decreased from approximately 4.2 in 1999 to approximately 3.4 in 2000, approximately 3.0 in 2001 and approximately 2.5 in 2002. If improvements in data density continue to outpace growth in data storage capacity requirements, then demand for our FSA products may decline and we may not be able to maintain or grow our FSA product business.

        To meet industry requirements and remain competitive, we must continue to improve our process capabilities and develop and qualify new products.

        Our continued success depends on our ability to continue to develop manufacturing processes that are capable of tighter tolerances and to develop and rapidly bring to volume production new products that meet increasingly higher performance specifications. A number of risks are inherent in this process. Increasingly higher performance specifications, as well as transitions to new product platforms and materials, initially can lower our overall manufacturing yields and efficiencies. This in turn can cause us to delay or miss product shipments. We also may incur higher manufacturing costs and sales returns or we may need to change or develop new manufacturing processes. If processes change, we may need to replace, modify or design, build and install equipment. These changes may require additional capital.

        We may need to increase our research and development and engineering expenses to support technological advances and to develop and manufacture new products and product features. We expect future flexible circuits to require higher performance specifications and thinner or tighter lines and spaces and to incorporate new material sets.

        If we fail to successfully introduce new products or product features on a regular and timely basis, demand for our existing products could decline, and our business, financial condition and results of operations could be materially adversely affected. If higher performance specifications and tighter lines and spaces are required and we are not able to meet those requirements, our business, financial condition and results of operations could be materially adversely affected.

        We must qualify our products with our customers. The qualification process for these products can be time-consuming, complex and difficult. We cannot be sure that our products will continue to be selected for design into our customers' products. If we are unable to obtain additional customer qualifications, or if we cannot qualify our products for high volume production quantities, or at all, our business, financial condition and results of operations could be materially adversely affected.

        We may not be able to manufacture our products efficiently due to changes in demand or technology, or other unforeseen events.

        We manufacture a wide variety of products with different selling prices and manufacturing costs. Our product mix varies weekly as market demand changes. Any substantial variation in product mix can lead to changes in utilization of our equipment and tooling, inventory obsolescence and overstaffing in certain areas, all of which could adversely impact our business, financial condition and results of operations.

        Rapid technological change in the various electronics industries we serve has led to numerous design changes and tighter performance specifications. The resulting new product designs with tighter performance specifications initially are more difficult to manufacture, could require additional capital expenditures and may require increased development and support expenses. Manufacturing yields and efficiencies also vary from product to product. Newer products typically have lower initial manufacturing yields and efficiencies as we commence volume manufacturing and thereafter ramp to full production. We have experienced sales returns in the past and as we commence volume manufacturing, as new features for our products are introduced or as new manufacturing processes are implemented, we may experience increased sales returns in the future. We cannot be sure that we will attain our output goals and be profitable with regard to any of our new products.

        We may need to transfer production of certain products from one manufacturing site to another. In the past, such transfers have lowered initial yields and/or manufacturing efficiencies. This results in higher manufacturing costs. Our manufacturing plants are located in Maple Plain and Litchfield, Minnesota and Korat and Lamphun, Thailand, all of which can experience severe weather. Severe weather has, at times, resulted in lower production and decreased our shipments.

        We may not be able to adequately protect our intellectual property.

        We license the technology used to produce our FgSA product and portions of our FSA products in the HDD industry on an exclusive basis from Applied Kinetics, Inc. ("AKI"). Our ability to defend our rights to this intellectual property depends on the validity and enforceability of AKI's proprietary technology. Should we be unable to enforce our rights with respect to such intellectual property, our business, financial condition and results of operations could be materially adversely affected.

        We attempt to protect our intellectual property rights through patents, copyrights, trade secrets and other measures. We may not, however, be able to protect our technology adequately. In addition, competitors may be able to develop similar technology independently. Our success depends in large part on trade secrets relating to our proprietary manufacturing processes. We seek to protect these trade secrets and our other proprietary technology in part by requiring each of our employees to enter into non-disclosure and non-competition agreements. In these agreements, the employee agrees to maintain the confidentiality of all of our proprietary information and, subject to certain exceptions, to assign to us all rights in any proprietary information or technology made or contributed by the employee during his or her employment. In addition, we regularly enter into non-disclosure agreements with third parties, such as consultants, suppliers and customers. These agreements may, however, be breached, and we may not have an adequate remedy for any such breach. In addition, our competitors may otherwise learn or independently develop our trade secrets.

        We believe that the patents we hold, control and may obtain are valuable, but that they will not independently determine our success. Moreover, we may not receive patents for our pending patent applications, and our issued patents may not be broad enough to protect our technology adequately. We compete in industries with rapid development and technological innovation. We cannot be sure that we will be able to protect our future technology or that any patent issued to us will not be challenged, invalidated, circumvented or infringed. In addition, we have only limited patent rights outside the United States, and the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

        Defending against intellectual property claims may have a material adverse effect on our business.

        We and certain users of our products, have received, and may receive, communications from third parties asserting patents against us or our customers that may relate to our manufacturing equipment or to our products or to products that include our products as a component. If any third party makes a valid infringement claim against us and we are unable to obtain a license on terms acceptable to us, our business, financial condition and results of operations could be materially adversely affected. We expect that, as the number of patents issued continues to increase, the volume of intellectual property claims made against us could increase.

        We may have difficulty obtaining an adequate supply of raw materials at reasonable prices.

        We currently can obtain certain types of photoresist, a liquid compound used in the photoetching process, certain copper and polyimide laminate materials and certain specialty chemicals used in our manufacturing process from only one supplier of each such material. If we could not obtain the materials referred to above in the necessary quantities, with the necessary quality and at reasonable prices, our business, financial condition and results of operations could be materially adversely affected.

        The loss of key personnel could adversely affect our business.

        Our success depends upon the efforts, contributions and abilities of our senior management. We cannot be sure that the services of our key personnel will continue to be available to us. The loss of services of any of these employees could have a material adverse effect on our business, financial condition and results of operations.

        We may not be able to obtain the capital we need to maintain or grow our business.

        Our ability to execute our long-term strategy may depend to a significant degree on our ability to obtain additional long-term debt and equity capital. We have no commitments for additional borrowings, other than our existing credit facilities, or for sales of equity, other than under our existing employee benefit plans. We cannot determine the precise amount and timing of our funding needs at this time. We may be unable to obtain future additional financing on terms acceptable to us, or at all. If we fail to comply with certain covenants relating to our indebtedness, we may need to refinance our indebtedness to repay it. We also may need to refinance our indebtedness at maturity. We may not be able to obtain additional capital on favorable terms to refinance our indebtedness.

        The following factors could affect our ability to obtain additional financing on favorable terms, or at all:

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  our results of operations;

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  general economic conditions and conditions in the disk drive industry;

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  the perception in the capital markets of our business;

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  our ratio of debt to equity;

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  our financial condition;

  •
  our business prospects; and

  •
  changes in interest rates.

        In addition, certain covenants relating to our existing indebtedness impose certain limitations on additional indebtedness. If we are unable to obtain sufficient capital in the future, we may have to curtail our capital expenditures and reduce research and development expenditures. Any such actions could have a material adverse effect on our business, financial condition and results of operations.

        Servicing our existing debt may constrain our future operations.

        Our ability to satisfy our obligations to pay interest and to repay debt is dependent on our future performance. Our performance depends, in part, on prevailing economic conditions and financial, business and other factors, including factors beyond our control. To the extent that we use a substantial portion of our cash flow from operations to pay the principal of, and interest on, our indebtedness, that cash flow will not be available to fund future operations and capital expenditures. Our debt level also may limit our ability to obtain additional financing to fund future capital expenditures, debt service, research and development, working capital and other general corporate requirements. It also could make us more vulnerable to general economic downturns and competitive pressures. We cannot be sure that our operating cash flow will be sufficient to fund our future capital expenditure and debt service requirements or to fund future operations.

        Our financing agreements contain restrictive covenants with which we may not be able to comply.

        We have entered into a number of financing agreements that contain restrictive financial covenants. These covenants require us, among other things, to maintain specified levels of net income, tangible net worth and interest and leverage ratios, and also impose certain limitations on additional indebtedness, leases, guarantees and the payment of dividends. Our ability to comply with restrictive financial covenants depends upon our future operating performance. Our future operating performance depends, in part, on general industry conditions and other factors beyond our control. We have recently received a waiver of certain restrictive covenants applicable to our quarter ended June 30, 2003. With this waiver, we are currently in compliance with all financing agreements that contain restrictive covenants. We cannot be sure that we will be able to comply with these covenants in the future, and we may not be successful in renegotiating our financing agreements or otherwise obtaining relief from the covenants. If we default under some or all of our financing agreements, our lenders may require that we immediately repay the full outstanding amount we owe to them. In such event, we may have to pursue alternative financing arrangements. If we are not in compliance with financial covenants in our financing agreements at the end of any fiscal quarter, our business, financial condition and results of operations could be materially adversely affected.

        We may not be able to successfully address problems encountered in connection with any future acquisitions.

        We expect to consider opportunities to acquire or make investments in other technologies, products and businesses that could enhance our technical capabilities, complement our current products and services, or expand the breadth of our markets. Acquisitions and strategic investments, including if we elect to exercise our option to acquire shares of KRP in exchange for delivery of shares of our common stock, involve numerous risks, including:

  •
  problems maintaining uniform standards, procedures, controls and policies;

  •
  unanticipated costs associated with the acquisition, including accounting charges and transaction expenses;

  •
  problems assimilating the purchased technologies, products or business operations;

  •
  diversion of management's attention from our core business;

  •
  adverse effects on existing business relationships with suppliers and customers;

  •
  risks associated with entering markets in which we have no or limited prior experience; and

  •
  potential loss of key employees of acquired organizations.

        If we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, including the exercise of our option to acquire shares of KRP, our existing shareholders would be diluted.

        We face risks from doing business internationally.

        We have manufacturing facilities in Thailand and design, sales and customer support operations in the United Kingdom, Singapore, China and South Korea. Our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include:

  •
  changes in local regulatory requirements, including restrictions on product content;

  •
  changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes);

  •
  differing degrees of protection for intellectual property;

  •
  foreign labor issues;

  •
  difficulties in coordinating and managing foreign operations;

  •
  potential cross border shipment delays;

  •
  instability of foreign economies and governments;

  •
  cultural barriers;

  •
  wars and acts of terrorism; and

  •
  the spread of severe acute respiratory syndrome, or SARS.

        Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

        We face risks from fluctuations in the value of foreign currency versus the U.S. dollar and the cost of currency exchange.

        While we transact business predominantly in U.S. dollars, a large portion of our sales and expenses are denominated in foreign currencies. Changes in the relation of foreign currencies to the U.S. dollar will affect our cost of sales and operating margins and could result in exchange losses. To reduce the impact of certain foreign currency fluctuations, we enter into short-term forward foreign currency exchange contracts in the regular course of business. The forward exchange contracts generally require us to exchange Thailand baht for U.S. dollars or U.S. dollars for Thailand baht at maturity, at rates agreed to at inception of the contracts. These contracts are not designed as hedges, therefore, the gains and losses on foreign currency transactions are included in income as incurred. No assurance can be given that our strategies will prevent future currency fluctuations from having a material adverse effect on our business, financial condition and results of operations.

        A prolonged economic downturn could materially harm our business.

        Negative trends in the general economy, including trends resulting from actual or threatened military action by the United States and threats of terrorist attacks on the United States and abroad, could cause a decrease in consumer and business spending in general.

        We may not be able to maintain good relations with our employees.

        Our ability to conduct business would be impaired if our workforce were to be unionized or if a significant number of our specialized employees were to leave and we could not replace them with comparable personnel. Our business may be adversely affected if we need to adjust the size of our workforce due to fluctuating demand. The locations of our plants and the broad span and technological complexity of our products and processes limit the number of satisfactory engineering and other candidates for key positions.

        We could incur substantial costs as a result of violations of or liabilities under environmental laws.

        Our operations are subject to laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes and the cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions and third-party claims for property damage and personal injury as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits.

Risks Related to This Offering

        Our stock price may be volatile.

        The stock market has been and is subject to price and volume fluctuations that particularly affect the market prices for small-capitalization, technology companies like us. The trading price of our common stock is subject to significant fluctuations in response to many factors, including our quarterly operating results, changes in analysts' estimates, our future capital raising activities, announcements of new product qualifications and general conditions in the industries we serve.

        Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

        Presently, anticipated uses of the proceeds of this offering include:

  •
  repayment of a portion of our debt facilities; and

  •
  general corporate purposes, including working capital and capital expenditures.

        We cannot specify with certainty how we will use the net proceeds of this offering. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "plan," "intend" and "expect" and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in any forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied, by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors." All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by federal securities laws, we are under no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

USE OF PROCEEDS

        The net proceeds from the sale of the 3,000,000 shares of common stock that we are selling in this offering will be approximately $34.1 million (or approximately $39.3 million if the over allotment option is exercised in full), based on the public offering price of $12.25 per share, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

        We intend to use approximately $15.0 million of the net proceeds from this offering for the repayment of certain existing indebtedness and the balance for general corporate purposes, including working capital and capital expenditures.

        We intend to use approximately $4.7 million of our net proceeds for the repayment of our outstanding indebtedness under our U.S. credit facility with a syndicate of banks. As amended, the U.S. credit facility consists of a $25.0 million, five-year term loan continuing through December 31, 2003 and bearing interest at the prime interest rate plus 2.5%. As of June 27, 2003, $4.7 million was outstanding under the U.S. credit facility bearing interest at 6.75%. The balance of the indebtedness to be repaid, approximately $10.3 million of our net proceeds, will be applied towards the partial repayment of amounts outstanding under our 1.7 billion Thailand baht (approximately $41.0 million) credit facility agreement with Bank of Ayudhya Public Company Limited and The Industrial Finance Corporation of Thailand. As amended, this facility is comprised of a 590 million baht long-term loan, an additional 220 million baht long-term loan, a 680 million baht packing credit facility, a 220 million baht short-term working capital facility and a 10 million baht overdraft facility. Under the terms of the amended credit facility, the outstanding balance of the term loan bears interest at the Thailand MLR rate, 6.50% at June 27, 2003, and the packing credit, working capital and overdraft facilities bear interest at the Thailand MOR market rate, 6.75% at June 27, 2003. As of June 27, 2003, approximately 484 million baht (approximately $11.6 million) was outstanding under the long-term loan, 680 million baht (approximately $16.2 million) was outstanding under the packing credit facility and 78 million baht (approximately $1.9 million) was outstanding under the working capital facility, bearing interest at a weighted average variable rate of 6.65%. There was no outstanding balance under the overdraft facility. The amended Thailand credit facility, except for the additional 220 million baht long-term loan, expires December 30, 2005. The additional 220 million baht long-term loan expires December 30, 2007.

        We will retain broad discretion in the allocation and use of the balance of the net proceeds. Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We believe that our cash balances and cash generated from operating activities, together with the net proceeds of this offering, will be sufficient to meet our capital needs for at least twenty-four months.

DIVIDEND POLICY

        We have not declared a dividend on our common stock since November 1999. Pursuant to our current credit facilities, we are restricted from declaring or paying cash dividends without the consent of our lenders. We currently intend to retain all available funds, after repayment of the debt, to support our operations and to finance growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to the dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, credit facility restrictions, capital requirements, financial condition, future prospects and other factors as the board of directors may deem relevant.

PRICE RANGE OF COMMON STOCK

        The table below sets forth the high and low sale prices as reported on the Nasdaq National Market for the periods indicated.

	2003		2002		2001
	High	Low	High	Low	High	Low
First Quarter	$5.200	$1.560	$4.200	$1.260	$16.438	$5.438
Second Quarter	7.180	4.050	5.170	3.310	11.563	4.563
Third Quarter	11.500	6.310	7.425	3.600	5.150	3.500
Fourth Quarter(1)	13.652	9.560	4.100	1.950	4.270	1.280

(1)
The fourth quarter of fiscal 2003 includes the period from July 1 through July 29, 2003.

        On July 29, 2003, the reported last sale price on the Nasdaq National Market for our common stock was $13.00. As of June 24, 2003, there were approximately 526 holders of record of our common stock.

CAPITALIZATION

        The following table summarizes our capitalization as of March 31, 2003, on an actual basis and on a pro forma basis to give effect to the sale of 3,000,000 shares of our common stock in this offering at the public offering price of $12.25 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Common Stock" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2003
	Actual	Pro Forma
(In thousands)	(Unaudited)
Cash and equivalents	$3,529	$3,529
Short-term investments	—	19,145

Total cash and equivalents and short-term investments	$3,529	$22,674

Debt:
Current maturities of long-term debt	$9,751	$5,051
Line of credit	15,819	5,519
Long-term debt, less current maturities	11,524	11,524

Total debt	37,094	22,094

Stockholders' equity:
Common stock ($.04 par value; 30,000,000 shares authorized; 15,163,475 shares issued and outstanding, actual and 18,163,475 shares issued and outstanding, pro forma)	607	727
Capital in excess of par value	17,924	51,949
Retained earnings	42,338	42,338

Total stockholders' equity	60,869	95,014

Total capitalization	$97,963	$117,108

        The number of shares of common stock to be outstanding after this offering is based on 15,163,475 shares outstanding as of March 31, 2003, and excludes:

  •
  2,195,350 shares issuable upon exercise of outstanding options at a weighted average exercise price of $7.19 per share; and

  •
  334,470 shares available for future issuance as of March 31, 2003, under our existing equity incentive plans.

        From the beginning of our fiscal 2003 third quarter to June 24, 2003, we issued 77,096 shares of common stock pursuant to option and equity incentive plan exercises at a weighted average exercise price of $3.24, and granted options to purchase 10,000 shares of common stock at a weighted average exercise price of $7.54 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data as of the end of each fiscal year has been derived from our consolidated financial statements for each of the years in the five-year period ended September 30, 2002. The summary historical data for the six months ended March 31, 2002 and 2003, are derived from our unaudited condensed consolidated financial statements for the respective periods. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	For the Years Ended September 30,					For the Six Months Ended March 31,
	1998	1999	2000	2001	2002	2002	2003
(In thousands, except per share data)						(Unaudited)
Consolidated Statement of Operations Data:
Net sales	$96,278	$103,198	$164,462	$145,635	$134,728	$72,815	$71,581
Cost of sales	64,226	76,277	139,843	128,978	118,671	62,016	63,853

Gross profit	32,052	26,921	24,619	16,657	16,057	10,799	7,728
Operating expenses:
Selling, general and administrative	7,372	9,788	16,089	18,513	16,618	8,212	9,365
Engineering	4,149	4,581	7,731	6,431	5,665	2,622	3,178
Restructuring	—	4,461	13,601	20,373	950	950	750

Total operating expenses	11,521	18,830	37,421	45,317	23,233	11,784	13,293

Income (loss) from operations	20,531	8,091	(12,802)	(28,660)	(7,176)	(985)	(5,565)
Interest and other income (expense)	2,123	1,147	(2,768)	(3,689)	(2,265)	(1,308)	(1,124)

Income (loss) before provision for income taxes	22,654	9,238	(15,570)	(32,349)	(9,441)	(2,293)	(6,689)
Benefit (provision) for income taxes	(6,743)	(2,680)	4,515	3,473	5,606	2,338	3,026

Net income (loss)	$15,911	$6,558	$(11,054)	$(28,876)	$(3,835)	$45	$(3,663)

Net income (loss) per share
Basic	$1.08	$0.44	$(0.75)	$(1.93)	$(0.25)	$—	$(0.24)
Diluted	$1.05	$0.44	$(0.75)	$(1.93)	$(0.25)	$—	$(0.24)
Cash dividends per share	$0.14	$0.16	$0.04	$—	$—	$—	$—
	As of September 30,					As of March 31,
	1998	1999	2000	2001	2002	2002	2003
(In thousands)						(Unaudited)
Consolidated Balance Sheet Data:
Total assets	$109,652	$178,806	$167,680	$142,667	$114,928	$134,454	$118,383
Long-term debt, less current maturities	755	26,376	21,003	26,403	15,372	22,623	11,524
Stockholders' equity	102,418	107,134	96,396	68,175	64,421	68,302	60,869

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus.

        We utilize a fiscal year that ends on the Saturday nearest to September 30. For clarity of presentation, we have described all periods as if they end at the end of the calendar quarter.

Overview

        We are a leading worldwide provider of flexible circuit interconnect solutions to original equipment manufacturers ("OEMs") in the electronics industry. We offer a full range of customized flexible circuit applications and services from initial design, development and prototype to fabrication, assembly and test on a global basis. We target high volume markets where miniaturization, form and weight are driving factors and flexible circuits are an enabling technology. Applications for flexible circuits currently addressed by us include data storage devices such as hard disk drives ("HDDs"), liquid crystal displays ("LCDs") for mobile communication devices, tape drives and arrays, flat panel displays and printers. Our customers include 3M, Dell, Hitachi, HP, Maxtor, Medtronic, Philips, Quantum, SAE Magnetics (a subsidiary of TDK), Samsung, Seagate, Staktek, StorageTek, Xerox and other leading electronic OEMs.

        Prior to 1999, our primary products were small lead wire assemblies for computer disk drives. The disk drive industry has transitioned away from lead wire assembly interconnects to integrated interconnects such as our Head Interconnect Flex ("HIF") and Flex Suspension Assembly ("FSA") products. This transition has had a significant impact on our operations since 1998 as we have had to manage the rapid increase in our flexible circuit business while controlling the rapid drop in our lead wire assembly operations. Lead wire assembly sales constituted none of fiscal 2002 and fiscal 2001 consolidated net sales and less than 1% of fiscal 2000 net sales after comprising over 72% of fiscal 1998 net sales.

Net Sales and Revenue Recognition

        We manufacture flexible circuits and perform certain additional assembly and test functions on these flexible circuits based on customer specifications. We sell our products directly throughout the world, primarily in North America, Europe and the Pacific Rim countries. We use non-exclusive sales representatives to augment our direct sales efforts, with sales through distributors representing less than 5% of our total net sales for the six months ended March 31, 2003 and for fiscal years 2002, 2001 and 2000. We recognize revenue from the sale of our products upon shipment or delivery of our product to our customers, depending on the customer agreement or shipping terms. We store some inventory in third party owned warehouses that are located close to customers' manufacturing facilities. Sales from third party warehouses are recognized upon the transfer of title and risk of loss, following the customer's acknowledgment of the receipt of the goods.

Costs and Expenses

        Cost of sales consists primarily of:

  •
  material costs for raw materials and semi-finished components used for assembly of our products;

  •
  labor costs directly related to manufacture, assembly and inspection of our products;

  •
  costs of general utilities, production supplies and chemicals consumed in the manufacturing processes;

  •
  costs related to the maintenance of our manufacturing equipment and facilities;

  •
  costs related to material and product handling and shipment;

  •
  depreciation costs related to facilities, machinery and equipment used to manufacture, assemble and inspect our products; and

  •
  salaries and overhead attributed to our supply chain, process engineering and manufacturing personnel.

        Selling, general and administrative expenses primarily consist of:

  •
  salaries and related selling (commissions, travel, business development and program management), administrative, finance, human resources, regulatory, information services and executive personnel expenses;

  •
  other significant expenses related to external accounting, software maintenance and legal and regulatory fees; and

  •
  overhead attributed to our selling, general and administrative personnel.

        Engineering expenses include costs associated with the design, development and testing of our products and processes. These costs consist primarily of:

  •
  salaries and related development personnel expenses;

  •
  overhead attributed to our development and test engineering personnel; and

  •
  prototyping costs related to the development of new products.

        Restructuring charges are those costs primarily related to manufacturing facility closures, severance and product discontinuations. In fiscal 2000, we closed our Agua Prieta, Mexico facility and moved the operations to our facility in Lamphun, Thailand and recorded the associated restructuring charges. In fiscal 2001, we recorded restructuring charges related to closing our Chandler, Arizona facility and transferring manufacturing operations to our Minnesota and Thailand locations. Because we initially underestimated the costs relating to these restructurings, we recorded additional restructuring charges in fiscal 2001 and 2002 and in our current fiscal year. As of March 31, 2003, we believe that the restructuring related to the closing of these two facilities has been substantially completed.

Results of Operations

        The following table sets forth certain operating data as a percentage of net sales for the periods indicated:

	For the Years Ended September 30,			For the Six Months Ended March 31,
	2000	2001	2002	2002	2003
				(Unaudited)
Net sales	100%	100%	100%	100%	100%
Cost of sales	85.0	88.6	88.1	85.2	89.2

Gross profit	15.0	11.4	11.9	14.8	10.8
Operating expenses:
Selling, general and administrative	9.8	12.7	12.3	11.3	13.1
Engineering	4.7	4.4	4.2	3.6	4.4
Restructuring	8.3	14.0	0.7	1.3	1.0

Total operating expenses	22.8	31.1	17.2	16.2	18.5

Income (loss) from operations	(7.8)	(19.7)	(5.3)	(1.4)	(7.7)
Net interest and other expense	(1.7)	(2.5)	(1.7)	(1.8)	(1.6)

Income (loss) before provision for income taxes	(9.5)	(22.2)	(7.0)	(3.1)	(9.3)
Benefit (provision) for income taxes	2.7	2.4	4.2	3.2	4.2

Net income (loss)	(6.7)%	(19.8)%	(2.8)%	0.1%	(5.1)%

Comparison of Six Months Ended March 31, 2003 and 2002

Net Sales

        Our net sales were $71.6 million for the six months ended March 31, 2003, compared to $72.8 million for the six months ended March 31, 2002, a decrease of 2%. This decrease was due to lower sales generated by disk drive, consumer optical storage and computer applications as a result of economic conditions in those markets. Our net sales from operations were $37.1 million in the second quarter of fiscal 2003, compared to $35.0 million in the second quarter of fiscal 2002, an increase of 6%. This increase was due to higher sales generated by disk drive and LCD applications. The increased disk drive sales were related to our improved FSA market share resulting from our largest customer in the disk drive industry transitioning to the 80 gigabyte ("GB") per platter technology platform. The LCD sales improvement was related to the continued ramp-up of the new LCD program announced during the first quarter of fiscal 2003.

        Sales from the disk drive industry generated 75% of our net sales for the six months ended March 31, 2003, compared to 74% for the six months ended March 31, 2002, sales from semiconductor packaging applications were 7%, compared to 2%, consumer application sales were 7% versus 14%, network system application sales were 7% versus 6% and sales from other industry applications were 4% for the six months ended March 31, 2003 versus 4% for the six months ended March 31, 2002.

Gross Profit

        Our gross profit was $7.7 million for the six months ended March 31, 2003, compared to $10.8 million for the six months ended March 31, 2002, a decrease of 28%. Our gross margin for the six months ended March 31, 2003 decreased to 11%, compared to 15% for the six months ended

March 31, 2002. The decrease in gross margin was primarily due to incremental start-up and tooling costs related to new product introductions, product mix changes resulting from a lower portion of sales from HIF, one of our older products, within our product mix and lower sales which reduced our fixed cost leverage. We experienced a significant product transition during the second quarter of fiscal 2003, converting approximately 70% of our products to new designs. The product mix for the six months ended March 31, 2003 also had an increased share of FSA sales with higher material pass through content related to the suspension material used in the FSA product. The six months ended March 31, 2002 product mix included a higher share of our HIF product, which does not include the suspension related pass through material.

        We anticipate that gross margins in the second half of fiscal 2003 will improve as new program introductions reach higher production volumes and sales levels increase. We currently anticipate reporting positive net income for the fourth quarter of fiscal 2003.

Selling, General and Administrative

        Selling, general and administrative expenses for the six months ended March 31, 2003 were $9.4 million, compared to $8.2 million in the six months ended March 31, 2002, an increase of 14%. As a percentage of net sales, selling, general and administrative expenses were 13% for the six months ended March 31, 2003, up from 11% for the same period in the prior year. The increase in fiscal 2003 spending was primarily due to consulting and training costs related to implementation of the company-wide Six Sigma program and severance costs of approximately $400,000 recorded during the first quarter of fiscal 2003 related to efforts to increase operational efficiency by consolidating from four marketing groups to three. Six Sigma start-up costs will continue through the third quarter of fiscal 2003, at which time Six Sigma start-up costs are expected to end and savings generated by the program are expected to begin.

        Selling, general and administrative expenses for the remainder of fiscal 2003 are expected to decrease as a percentage of net sales due to a reduced level of Six Sigma spending and anticipated increased sales in the last half of fiscal 2003.

Engineering

        Engineering expenses for the six months ended March 31, 2003 were $3.2 million, compared to $2.6 million for the six months ended March 31, 2002, an increase of 23%. The increase in fiscal 2003 engineering expenses was primarily due to increased spending on new product development, further spending related to FSA and FgSA technology improvements, qualifying products and processes for new applications including LCD displays, printers, semiconductor packaging substrates and other high-end flexible circuit technology development related to new products. As a percentage of net sales, engineering expenses were 4% of sales for the six months ended March 31, 2003 as compared to 4% for the same period in the prior year.

        Engineering expenses for the remainder of fiscal 2003 are expected to decrease as a percentage of net sales due to an expected increase in sales while engineering expenses are expected to remain flat.

Restructuring

        Restructuring charges for the six months ended March 31, 2003 were $750,000, compared to $950,000 for the six months ended March 31, 2002. In fiscal 2003, the charges to date were recorded due to an increase in the estimate of the leased Chandler, Arizona facility disposition costs, primarily to buy out the remainder of the Chandler, Arizona facility lease through its June 2003 termination. In the six months ended March 31, 2002, the charges were also recorded due to an increase in the estimate of the leased Chandler, Arizona facility disposition costs and an additional accrual was recorded to complete the restructuring related to the closing of our Mexican facility. As of March 31, 2003, the restructuring was substantially complete.

Net Interest and Other Expense

        Net interest expenses were $1.1 million in the six months ended March 31, 2003, compared to $1.5 million for the six months ended March 31, 2002, a decrease of 26%. Interest expense decreased in 2003 primarily due to average interest-bearing debt being over $12.0 million lower for the six months ended March 31, 2003 compared to the six months ended March 31, 2002.

Income Taxes

        Income tax benefit for the six months ended March 31, 2003 was $3.0 million, compared to $2.3 million for the six months ended March 31, 2002. The fiscal 2003 tax benefit was calculated by applying an effective tax rate of 36.7% to our U.S. based pretax loss. We have determined that it is more likely than not that we will be able to utilize the tax benefit in the future. During the second quarter of fiscal 2002, approximately $1.7 million of the tax benefit recorded was due to a reduction of the deferred tax allowance. The deferred tax allowance was reduced as a result of the estimated improvement in deferred tax asset recoverability in light of the receipt of a $13.2 million tax refund resulting from the carry-back of the fiscal 2001 net operating loss.

Comparison of the Fiscal Years Ended September 30, 2002 and 2001

Net Sales

        Our net sales were $134.7 million in fiscal 2002, compared to $145.6 million in fiscal 2001, a decrease of 7%. The largest portion of the decline was due to a reduction in flexible circuit sales for high-end tape library, tape backup and array applications as a result of lower worldwide information technology infrastructure spending. In addition, fiscal 2002 did not include any sales of our bridge flex product as the product was phased out in early fiscal 2001. The bridge flex was a transitional product that completed the connection from the suspension to the actuator flex for disk drive head interconnect solutions that terminated at the back of the suspension. The need for bridge flex products was eliminated as the conductors from subsequent versions of these disk drive head interconnect solutions extended beyond the suspension. In fiscal 2002, we also experienced a continued decline in flexible circuit sales from mobile communications devices as the telecommunications market continued to be less active. The decline in sales was partially offset through increased sales in other areas including disk drive actuator flex, DVD, semiconductor packaging and solid ink printer applications. Sales from disk drive actuator flex products increased as the result of market share gains. DVD related sales increased due to a customer's new product introduction. Semiconductor packaging sales improved as a result of increased demand for stacked memory for high-end server applications.

        Our sales from the disk drive industry generated 74% of fiscal 2002 net sales compared to 68% in fiscal 2001. Consumer application sales were 14% of net sales in fiscal 2002 as compared to 10% in fiscal 2001 due to DVD and solid ink printer sales increases. Sales generated from network system applications were 6% in fiscal 2002 down from 13% in fiscal 2001 due to the decrease in tape storage related sales. Sales from other applications were 6% in fiscal 2002 compared to 9% in fiscal 2001.

Gross Profit

        Our gross profit was $16.1 million for fiscal 2002, compared to $16.7 million for fiscal 2001, a decrease of 4%. However, our gross margin for fiscal 2002 increased slightly to 12%, from the 11% reported for fiscal 2001. The improved gross margin percentage was primarily due to a lower fixed cost basis resulting from cost reduction measures we took in fiscal 2001. This cost reduction was partially offset by lower fixed cost leverage caused by the reduction in sales. The cost reduction measures included the transfer of manufacturing operations from Chandler, Arizona to our Minnesota and Thailand facilities and a reduction of our workforce. The benefit of the lower cost base was also partially offset by an increase in variable material costs caused by an increased proportion of FSA products in the product mix. FSA products have a higher variable material cost component than products including only flexible circuits due to the cost of the purchased suspension to which the flexible circuit is attached.

Selling, General and Administrative

        Selling, general and administrative expenses were $16.6 million in fiscal 2002, compared to $18.5 million in fiscal 2001, a decrease of 10%. The decrease in fiscal 2002 expenses was a result of the fiscal 2001 restructuring that closed our Chandler, Arizona facility and reduced our overall workforce size combined with general cost-cutting measures. As a percentage of net sales, selling, general and administrative expenses were 12% for the fiscal year ended September 30, 2002 as compared to 13% for the prior year.

Engineering

        Engineering expenses were $5.7 million in fiscal 2002, compared to $6.4 million in fiscal 2001, a decrease of 12%. The decline in our fiscal 2002 expenses was partially a result of a reduced workforce related to the fiscal 2001 restructuring that closed our Chandler, Arizona facility. Engineering expenses were 4% of sales for the fiscal year ended September 30, 2002, unchanged from the prior year. Fiscal 2002 engineering expenses were focused on manufacturing process improvements, further FSA and FgSA technology improvements, qualifying products and processes for new applications including LCD displays, printers, semiconductor packaging substrates and other high-end flexible circuit technology development related to new products.

Restructuring

        Restructuring and asset impairment charges for fiscal 2002 were $950,000, compared to $20.4 million in fiscal 2001. In fiscal 2002 the charges were recorded due to an increase in the estimate of the leased Chandler, Arizona facility disposition costs and for costs to complete the disposal of the Agua Prieta, Mexico facility. The fiscal 2001 costs included asset impairment and restructuring charges of $9.8 million and $10.1 million related to the restructuring of our manufacturing operations. The restructuring was related to closing our Chandler, Arizona facility and moving manufacturing operations to our Minnesota and Thailand locations. The charges included approximately $6.4 million related to asset impairment of property and equipment and $3.4 million for the impairment of the remaining unamortized balance of the goodwill recorded at the time of our September 1999 acquisition of ADFlex Solutions, Inc. The charge also includes $1.6 million of inventory write-offs related to discontinued product lines, accrued liabilities of $2.2 million for employee severance and benefits and $6.3 million for facility abandonment costs. The restructuring was substantially complete as of September 30, 2002 with the exception of the costs accrued to maintain the leased Chandler facility until its disposition. The fiscal 2001 costs also included a $495,000 charge relating to an increase in the estimate of the facility abandonment charges relating to the length of time required to complete the disposition of our facility located in Agua Prieta, Mexico. The facility was sold during the fiscal 2002 second quarter.

Net Interest and Other Expense

        Net interest expenses were $2.6 million for fiscal 2002, compared to $3.4 million for fiscal 2001, a decrease of 24%. The net interest decrease in fiscal 2002 was due to lower interest rates on our U.S. based debt facilities which have floating interest rates and the reduction in interest-bearing debt by over $14.0 million during fiscal 2002.

        Fiscal 2002 net other income of $351,000 was primarily income from our 35% investment in Applied Kinetics, Inc. ("AKI"). Net other expense in fiscal 2001 of $266,000 was primarily due to increased foreign currency transaction costs as a result of the high level of sales recorded in Thailand baht and foreign currency translation losses related to the volatility of the Thailand baht/U.S. dollar relationship during the year.

Income Taxes

        The income tax benefit for fiscal 2002 was $5.6 million reflecting an effective tax rate of 59.4%. The effective tax benefit rate was higher than the statutory federal rate primarily due to the exclusion of income generated from our foreign operating corporation and a reduction in our deferred tax allowance. The deferred tax allowance was reduced as a result of the estimated improvement in deferred tax asset recoverability in light of the receipt of a $13.2 million tax refund resulting from the carry-back of the fiscal 2001 net operating loss. The carry-back was allowed as part of the economic relief act that was passed into law during the second quarter of fiscal 2002. The fiscal 2001 income tax benefit was $3.5 million, resulting in an effective tax rate of 10.7%. The effective tax benefit rate was lower than the statutory federal rate primarily due to an increase in the deferred tax allowance.

Comparison of the Fiscal Years Ended September 30, 2001 and 2000

Net Sales

        Our net sales were $145.6 million for fiscal 2001, compared to $164.5 million for fiscal 2000, a decrease of 11%. The decrease in fiscal 2001 was due to lower sales generated by standard flexible circuit product lines associated with the ADFlex Solutions acquisition in late 1999. Sales from the acquired consumer and telecommunication product lines were significantly impacted by the economic downturn during the second, third and fourth quarters of fiscal 2001. In addition, sales generated by the acquired ADFlex Solutions operation declined in early fiscal 2001 and throughout fiscal 2000 as a result of product quality and customer service issues existing at the time of purchase.

        Our sales from the disk drive industry generated 68% of fiscal 2001 net sales compared to 57% in fiscal 2000. Consumer application sales were 10% of net sales in fiscal 2001 as compared to 12% in fiscal 2000. Sales generated from network system applications were 13% in fiscal 2001 down from 16% in fiscal 2000. Sales from other applications were 9% in fiscal 2001 compared to 15% in fiscal 2000.

Gross Profit

        Our gross profit was $16.7 million for fiscal 2001, compared to $24.6 million for fiscal 2000, a decrease of 32%. Our gross margin for fiscal 2001 decreased to 11% down from 15% in the prior year. The decrease in total dollars and margin percentage in fiscal 2001 was primarily due to reduced fixed cost leverage resulting from lower sales levels of our standard flexible circuit products and duplicate costs related to the transfer of manufacturing operations from Chandler, Arizona to our Minnesota facilities. The lower gross margin percentage was also impacted by the increased proportion of high material content FSA products in the product mix.

Selling, General and Administrative

        Selling, general and administrative expenses were $18.5 million in fiscal 2001, compared to $16.1 million in fiscal 2000, an increase of 15%. A portion of the increase in selling, general and administrative expenses in fiscal 2001 was the result of increased spending due to hiring, relocation and duplicate personnel costs related to the facility move from Chandler, Arizona to our Minnesota facilities. As a percentage of net sales, selling, general and administrative expenses were 13% for the fiscal year ended September 30, 2001 as compared to 10% for the prior year. The increase in selling, general and administrative expenses as a percentage of sales was due to lower net sales in fiscal 2001 as a result of the economic slowdown.

Engineering

        Engineering expenses were $6.4 million in fiscal 2001, compared to $7.7 million in fiscal 2000, a decrease of 17%. The decrease in engineering expenses was a result of reduced spending due to the completion of our efforts to develop a manufacturing process to provide required raw materials. Fiscal 2001 and fiscal 2000 engineering expenses were primarily concentrated on FSA development and the development of this process to provide additional raw materials for which we were not able to procure a viable second source. As a percentage of net sales, engineering expenses were 4% of sales for the fiscal year ended September 30, 2001 as compared to 5% for the prior year. The relative lack of percentage change was due to a slight decrease in expenses offset by a slight decrease in net sales.

Restructuring

        Restructuring charges for fiscal 2001 were $20.4 million, compared to $13.6 million in fiscal 2000. The fiscal 2001 charges include asset impairment and restructuring charges primarily related to the closing of our Chandler, Arizona facility and moving manufacturing operations to our Minnesota and Thailand locations. The charge included approximately $6.4 million related to asset impairment of property and equipment and $3.4 million for the impairment of the remaining unamortized balance of the goodwill recorded at the time of our September 1999 acquisition of ADFlex Solutions, Inc. The charge also includes $1.6 million of inventory write-offs related to discontinued product lines and accrued liabilities of $2.2 million for employee severance and benefits and $6.3 million for facility abandonment costs. Our first quarter of fiscal 2000 includes a $13.8 million restructuring charge related to restructuring our manufacturing operations. The restructuring was primarily related to closing our Agua Prieta, Mexico facility and moving operations to our facility in Lamphun, Thailand. The charge included approximately $6.6 million related to asset impairment of property and equipment, $356,000 for the write-off of inventory and supplies, $176,000 for increasing the accounts receivable reserve, and accrued liabilities of $2.1 million for facility abandonment costs and $4.5 million in employee severance and benefits. A change in estimate was recorded in the fourth quarter of fiscal 2000 increasing the facility abandonment accrual by $1.4 million and decreasing the accrued employee severance by $1.5 million. The estimate changes were due to higher costs than expected to discontinue the operation of the Mexican facility and higher turnover than expected prior to the payment of severance. The Mexican facility restructuring was substantially complete as of September 2000 with the exception of completing the disposition relating to such facility.

Net Interest and Other Expense

        Net interest expense for fiscal 2001 was $3.4 million, compared to $2.7 million in fiscal 2000, an increase of 26%. The increase was primarily a result of our new $27.0 million credit facility put in place in Thailand during fiscal 2001 slightly offset by a reduction in interest income from our cash position.

        Net other expense in fiscal 2001 of $266,000, compared to $99,000 in fiscal 2000, was primarily due to increased foreign currency transaction costs as a result of the high level of sales recorded in Thailand baht and foreign currency translation losses related to the volatility of the Thailand baht/U.S. dollar relationship during the year.

Income Taxes

        The fiscal 2001 income tax benefit was $3.5 million resulting in an effective tax rate of 10.7%. The effective tax benefit rate was lower than the statutory federal rate primarily due to an increase in the deferred tax allowance. The fiscal 2000 income tax benefit was $4.5 million resulting in an effective tax rate of 29.0%.

Critical Accounting Policies

        Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, estimates are evaluated based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

        We apply the following critical accounting policies in the preparation of our consolidated financial statements:

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  Allowance for Excess and Obsolete Inventory.  Inventories, which are composed of raw materials, work in process and finished goods, are valued at the lower of cost or market with cost being determined by the first-in, first-out method. On a periodic basis, we analyze the level of inventory on hand, our cost in relation to market value and estimated customer requirements to determine whether write-downs for excess or obsolete inventory are required. Actual customer requirements in any future periods are inherently uncertain and thus may differ from estimates. If actual or expected requirements were significantly greater or lower than the established reserves, a reduction or increase to the obsolescence allowance would be recorded in the period in which such a determination was made.

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  Goodwill.  We adopted Statement of Financial Accounting Standards 142, Goodwill and Intangible Assets effective October 1, 2001 and as a result discontinued the amortization of goodwill and any other intangible assets determined to have indefinite lives. We have determined goodwill relates to one reporting unit for purposes of impairment testing. Goodwill and other intangible assets with indefinite lives are tested for impairment annually or whenever an impairment indicator arises. If events or circumstances change, including reductions in anticipated cash flows generated by operations, goodwill could become impaired and result in a charge to earnings.

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  Deferred Taxes.  We account for income taxes using the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance is set up where the realization of any deferred taxes becomes less likely than not to occur. We analyze the valuation allowance periodically which may result in income tax expense being different than statutory rates.

Liquidity and Capital Resources

        We have historically financed our operations primarily through cash from operating activities, bank credit facilities and employee stock option exercises. Cash and equivalents were $3.5 million at March 31, 2003, $2.4 million at September 30, 2002 and $1.8 million at September 30, 2001.

        Net cash used in operating activities was $285,000 in the six months ended March 31, 2003, compared to net cash provided by operating activities of $12.4 million in the six months ended March 31, 2002. Net cash provided by operating activities was $15.9 million in fiscal 2002 and $1.4 million in fiscal 2001.

        For the six months ended March 31, 2003, cash used by operations was primarily attributed to the net loss from operations after adjusting for non-cash charges relating to depreciation and the recording of a deferred tax benefit, and the increase in accounts receivable at March 31, 2003 from September 30, 2002 as a result of the increased level of sales at the end of March 31, 2003. An increase in accounts payable for the same period as a result of the increased manufacturing activity levels partially offset these cash usages.

        For fiscal 2002, net cash provided by operating activities was primarily due to the receipt of a $13.2 million tax refund and non-cash charges for depreciation and deferred tax benefits more than offsetting the net loss for the period. Net cash provided by operating activities was also benefited by decreases in inventory and accounts receivable more than offsetting a decrease in accounts payable for the period. A decrease in accrued liabilities resulting from the payment of accrued restructuring charges during the period significantly reduced the net cash provided by operating activities.

        For fiscal 2001, net cash provided by operating activities was primarily due to non-cash charges for restructuring, depreciation and deferred tax benefits more than offsetting the net loss for the period. Net cash provided by operating activities was also benefited by decreases in inventory and accounts receivable more than offsetting a decrease in accounts payable for the period. A decrease in accrued liabilities resulting from the payment of accrued restructuring charges during the period significantly reduced the net cash provided by operating activities.

        Net cash used in investing activities was $2.3 million in the six months ended March 31, 2003, compared to net cash provided by investing activities of $952,000 in the six months ended March 31, 2002. Net cash used in investing activities was $1.1 million in fiscal 2002 and $11.8 million in fiscal 2001. In the six months ended March 31, 2003, net cash used in investing activities was attributed to the purchase of test equipment and equipment to expand capacity in selected areas. Fiscal 2002 net cash used in investing activities was due to capital expenditures of $3.5 million being partially offset by proceeds from the sale of our Mexican facility. Fiscal 2002 capital expenditures primarily included technological upgrades, selected capacity increases and facility improvements. Fiscal 2001 net cash used in investing activities was primarily related to capital expenditures for additional FSA attachment equipment and the Minnesota and Thailand facility additions related to the move of operations from Arizona to Minnesota and Thailand.

        Net cash provided by financing activities was $3.7 million in the six months ended March 31, 2003, compared to $218,000 in the six months ended March 31, 2002. Net cash used in financing activities was $14.2 million in fiscal 2002 and net cash provided by financing activities was $10.5 million in fiscal 2001. During the six months ended March 31, 2003, net cash provided by financing activities was the result of increased borrowing under our Thailand packing credit facilities more than offsetting required term loan payments under both our U.S. and Thailand long-term credit facilities. Fiscal 2002 net cash used by financing activities was due to reductions in the outstanding balances under our Thailand packing credit facilities, scheduled payments under our U.S. and Thailand long-term credit facilities and an additional $1.6 million payment made under our U.S. long-term credit facility. Fiscal 2001 net cash provided by financing activities was primarily due to proceeds from our new Thailand long and short-term credit facilities more than offsetting scheduled payments made under our U.S. based credit facilities.

        In April 2001, we entered into a 1.2 billion Thailand baht (approximately $28.0 million) credit facility agreement with Bank of Ayudhya Public Company Limited and The Industrial Finance Corporation of Thailand. The facility is comprised of a 590 million baht long-term facility, a 530 million baht packing credit facility, a 70 million baht short-term working capital facility and a 10 million baht overdraft facility. The Thailand based facility is secured by certain receivables, inventory and assets held by us in Thailand. In June 2002, we completed a 300 million Thailand baht (approximately $6.8 million) expansion of our Thailand credit facilities also secured by certain receivables and inventory held by us in Thailand. In February 2003, we completed a 220 million baht (approximately $5.1 million) expansion of our Thailand credit facilities, increased our working capital facility by 150 million baht and reduced our packing credit facility by 150 million baht. The new long-term debt is secured by specified equipment held by Innovex Thailand, our wholly owned subsidiary. As of June 27, 2003 we had approximately $29.7 million outstanding under our Thailand credit facilities.

        On September 15, 1999 we entered into a credit facility with Wells Fargo Commercial Bank to pay off all outstanding ADFlex loan balances existing at the time of the ADFlex acquisition as required by the ADFlex merger agreement. As amended, the credit facility consists of a $25.0 million, five-year term loan with equal principal payments of $1.6 million due each quarter currently and continuing through December 31, 2003. Under the terms of the amended credit facility, the term facility bears interest at the prime interest rate plus 2.5%. The credit facility is collateralized by all of our U.S. based accounts receivable, inventory, equipment, real property and general intangibles. As of June 27, 2003, we had $4.7 million outstanding under the Wells Fargo credit facility. We are required to maintain certain financial ratios and meet certain net worth and indebtedness tests.

        We have recently received a waiver of certain restrictive covenants under our U.S. credit facility applicable to our quarter ended June 30, 2003. With this waiver, we are currently in compliance with covenants under our U.S. and Thailand based financing agreements.

        We believe that with the existing U.S. and Thailand credit facilities, cash generated from operations and the proceeds from this offering, we will have adequate funds to support projected working capital and capital expenditures for the next twenty-four months. We are considering alternatives for generating additional working capital and long-term financing and will continue to pursue financing opportunities to better leverage our assets. Our financing needs and the financing alternatives available to us are subject to change depending on, among other things, general economic and market conditions, changes in industry buying patterns, customer acceptance of our FSA products and cash flow from operations.

Other Events

        The KRP Option Agreement.    On November 27, 2002, we entered into an Option Agreement with Concorde Pape II ("Concorde"), a company formed under the laws of Mauritius, pursuant to which Concorde granted to us an option to acquire a number of Concorde's shares of KRP representing 24.9% of the issued and outstanding shares of KRP. If we exercise this first option, Concorde will grant us a second option to purchase the remaining shares of KRP owned by Concorde.

        As of date of the Option Agreement, Concorde owned approximately 55.7% of the shares of KRP. KRP common stock is traded on the Stock Exchange of Thailand under the symbol "KRP." KRP is a Thailand based manufacturer of high volume precision stainless steel components for the hard disk drive industry.

        Pursuant to the Option Agreement, we appointed a Concorde designee, Allen Anderson, to our board of directors on December 4, 2002. Mr. Anderson is the managing director of PAMA Group (Hong Kong) Ltd., a private equity investment firm focusing in Asia and a branch of PAMA Group Inc., which is the controlling shareholder of Concorde. Pursuant to the Option Agreement, Concorde appointed William P. Murnane, our President and Chief Executive Officer and one of our directors, to the board of directors of KRP at a KRP meeting of directors held on February 21, 2003.

        On October 3, 2002, we entered into a five-year agreement with KRP pursuant to which KRP is required to sell through us certain finished FSA or FgSA products sold to a particular customer. For certain FSA or FgSA products sold to other customers, sales must be made through KRP. Further, each party agreed to buy its requirements of certain products from the other in connection with its sales of these FSA or FgSA products. Under the agreement, KRP will assemble and produce certain FSA or

FgSA products sold by us and KRP using capital equipment provided by each. In connection with KRP's manufacturing obligations under this agreement, we have granted KRP a license for certain technology associated with an automated flexible circuit attach machine which produces FSA product.

        The First Option.    Under the Option Agreement, the initial option is exercisable in our discretion at any time on or prior to December 31, 2003. However, we are under no obligation to exercise this option. Payment of the exercise price is due in shares of our common stock.

        The number of our shares to be issued to Concorde for the KRP shares in payment of the exercise price of this option will be determined by the following formula:

[A × B] / C=D

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  A is the number of KRP shares to be transferred equal to 24.9% of the outstanding KRP shares at the time the option is exercised.

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  B is the KRP Share Value as defined below.

  The KRP Share Value will be determined by the following formula: X × [1-Y]=B, where X is the average of the daily closing prices of KRP shares as reported on the Stock Exchange of Thailand for the twelve-week period ending on the exercise notice date and Y is a fraction (not greater than 1/4), the numerator of which is the revenue of KRP generated directly or indirectly from a designated customer's FSA/FgSA business for that twelve-week period and the denominator of which is total revenue of KRP for that twelve-week period.

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  C is the Innovex Share Value as defined below.

  The Innovex Share Value will equal the average of the daily closing prices for our shares for the twelve-week period ending on the exercise notice date.

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  D is the number of our shares to be issued.

        If we do not exercise this option by December 31, 2003, the option agreement terminates. In the event we exercise the first option, we have agreed to register for resale the shares of common stock issuable to Concorde. We and Concorde have each granted to the other rights of first refusal with respect to the shares acquired upon our exercise of the first option.

        If we exercise our first option, we and Concorde have agreed to vote our KRP shares in favor of, among other things: (a) allowing us and Concorde to nominate and appoint two directors and one additional independent director to the KRP board; (b) jointly appointing KRP's chief executive officer, one independent director and the chairman of the board; (c) designating KRP's chief executive officer as a member of the board of directors of KRP; and (d) appointing certain persons as members of the executive committee of the KRP board of directors. These obligations will terminate upon certain changes in the ownership of KRP shares by us and Concorde.

        Illustrative Calculation.    The following is an illustration of the number of shares of our common stock which would have been issued upon exercise of the first option assuming the use of the factors in place as of March 31, 2003. At that time:

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  A, the number of KRP shares to be transferred equal to 24.9% of the outstanding KRP shares, was 88,298,612. KRP reports that as of March 31, 2003, it had 354,612,900 shares outstanding.

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  B, the KRP Share Value, was $0.048. This KRP Share Value assumes that the KRP revenue from the designated customer was $-0-.

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  C, the Innovex Share Value, was $6.017.

Thus, D, the number of our shares to be issued, is calculated as follows:

[A × B] / C=D

[88,298,612 × $0.048] / $6.017 = 704,393 shares of our common stock

        This calculation is provided for illustrative purposes only and does not purport to represent the actual number of shares of our common stock which will be issued upon exercise of the option, when and if we determine to exercise the option. If we exercise the first option, the number of shares of our common stock to be issued will vary from the calculation shown above and under certain circumstances, will vary considerably.

        The Second Option.    If we exercise our first option, Concorde will grant us a second option to purchase the remaining shares of KRP owned by Concorde, with the second option exercisable between twelve and twenty-four months from the closing of the first option. The exercise price for this second option is payable to Concorde in cash with the value of the remaining KRP shares determined by the average of the daily closing prices of KRP shares for the twelve-week period ending on the second call option exercise notice date. Further, in the event we exercise our second option, we may, under the applicable laws of Thailand, be required to make a general offer to purchase KRP shares from KRP shareholders. Concorde may, in its discretion, reject our exercise of the second option.

        In the event the second option is not exercised, Concorde may require us to purchase its remaining KRP shares under certain circumstances within the next twelve-month period with the purchase price for the KRP shares payable in cash and determined based upon the average of the daily closing prices of the KRP shares for the twelve-week period ending on the date Concorde exercises its right to put these shares to us. If we exercise our second option and Concorde rejects it, Concorde's right to put these shares to us terminates.

        Based upon the same assumptions used in the above illustrative calculation relating to the first option, the aggregate exercise price with respect to the second option for Concorde's remaining shares of KRP would be $5,242,109, payable in cash by us. If we were required to make a tender offer to all shareholders of KRP at the same price per KRP share as payable to Concorde upon exercise of the second option, the aggregate consideration for all KRP shares would be $7,540,977, excluding the shares held by Concorde or purchased by us upon exercise of our option.

Recent Accounting Pronouncements

        In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 clarifies the accounting for costs associated with exit or disposal activities. We adopted this statement effective in January 2003, which did not have a material effect on our consolidated financial statements.

        Effective for the period ended March 31, 2003, we adopted SFAS 148, Accounting for Stock-based Compensation-Transition and Disclosure. SFAS 148 amends the disclosure and certain transition provisions of Statement 123, Accounting for Stock-Based Compensation. The disclosure requirements of this pronouncement are included in our consolidated financial statements for the period ended March 31, 2003.

Quantitative and Qualitative Disclosure About Market Risk

        The following discusses our exposure to market risk related to changes in interest rates and foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our business, financial condition and results of operations.

        Our earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. While we transact business predominately in U.S. dollars a portion of our sales and expenses are denominated in foreign currencies. Changes in the relation of foreign currencies to the U.S. dollar will affect our cost of sales and operating margins and could result in exchange gains or losses. To reduce the impact of certain foreign currency fluctuations, we enter into short-term forward foreign currency exchange contracts in the regular course of business to manage our risk exposure, not as speculative instruments. Typically, these contracts have maturities of 6 months or less. The forward exchange contracts generally require us to exchange Thailand baht for U.S. dollars or U.S. dollars for Thailand baht at maturity, at rates agreed to at inception of the contracts. These contracts are not designated as hedges, therefore, the gains and losses on foreign currency transactions are included in income.

        We periodically review the outlook for expected currency exchange rate movements as well as the policy on desired future foreign currency cash flow positions (long, short or balanced) for those currencies in which we have significant activity. Expected future cash flow positions and strategies are continuously monitored. At March 31, 2003, we had open forward exchange contracts to buy Thailand baht maturing July 3, 2003 with a notional amount of 880 million Thailand baht, (approximately $20.5 million). No assurance can be given that our strategies will prevent future currency fluctuations from adversely affecting our business, financial condition and results of operations.

        We are exposed to interest rate risk as a large portion of our interest-bearing debt is subject to interest rates which fluctuate with changes in market interest rates or are periodically reset based on market interest rates. A large change in market interest rates could have an adverse impact on our business, financial condition and results of operations.

BUSINESS

Our Company

        We are a leading worldwide provider of flexible circuit interconnect solutions to original equipment manufacturers ("OEMs"), in the electronics industry. We offer a full range of customized flexible circuit applications and services from initial design, development and prototype to fabrication, assembly and test on a global basis. We target high volume markets where miniaturization, form and weight are driving factors and flexible circuits are an enabling technology. Applications for flexible circuits currently addressed by us include data storage devices such as hard disk drives ("HDDs"), liquid crystal displays ("LCDs") for mobile communication devices, tape drives and arrays, flat panel displays and printers. Our customers include 3M, Dell, Hitachi, HP, Maxtor, Medtronic, Philips, Quantum, SAE Magnetics (a subsidiary of TDK), Samsung, Seagate, Staktek, StorageTek, Xerox and other leading electronic OEMs.

Our Industry and Market Trends

        Flexible circuit interconnects provide electrical connection between components in electronic systems and are increasingly used as a platform to support the attachment of electronic components. Flexible circuits consist of copper conductive patterns on flexible substrate materials, such as polyimide. Flexible circuit interconnects frequently incorporate components, such as integrated circuits ("ICs"), connectors, stiffeners, resistors and capacitors mounted directly on a flexible circuit. Generally, flexible circuits offer several advantages over other technologies such as rigid printed circuit boards ("PCBs") and ceramic hybrid circuits, particularly for small, complex electronic systems. Flexible circuits, due to their mechanical flexure and three-dimensional shape, accommodate packaging contours and motion in a manner that traditional two-dimensional, rigid PCBs cannot, particularly in applications involving smaller, more portable and complex electronic devices where space available to designers is at a premium.

        According to TechSearch International, Inc., a technology licensing and consulting firm, the overall market size for flexible circuits in 2000 totaled approximately $6.0 billion and is expected to grow to $8.0 billion by 2006. The flexible circuit market is considered by industry analysts to be divided into two segments: (i) traditional flexible circuits which address electronic applications with line pitch (distance between the center line of adjacent electrical conductors) greater than 200 microns, and (ii) high density flexible circuits utilized in advanced electronic applications, that require line pitch less than 200 microns. Our products target these high density flexible circuit applications which according to TechSearch International, Inc. constituted approximately $2.4 billion of the global market for flexible circuits in 2000 and are expected to grow to more than $4.0 billion by 2006. The high density portion of this market includes flexible circuits for HDD, display, semiconductor packaging, inkjet printer cartridge and other consumer electronics applications.

        We believe that the overall market for high density flexible circuits is poised for substantial growth over the next several years as a result of favorable technological and market trends that are expected to drive increased adoption. These trends include the following:

          Miniaturization, Portability and Complexity of Electronic Products.    Electronics OEMs continue to design and introduce more compact and portable high-performance products with greater functionality. The complexity of these new products requires smaller size, lighter weight, greater circuit and component density, better thermal dissipation properties, higher frequencies and increased reliability as compared to conventional rigid board assemblies. These requirements often necessitate the use of high density flexible circuit interconnects.

          Outsourcing.    OEMs are increasingly focusing on their core competencies and outsourcing their captive component and subsystem manufacturing. To meet their rapidly changing electronic interconnect requirements, many OEMs have moved to limit their vendor base to a smaller number of technically qualified, strategically located suppliers capable of providing both quick-turn prototype and pre-production quantities as well as cost-competitive volume production quantities. This allows OEMs to reduce time to market, avoid delays in new product introductions, reduce manufacturing costs and avoid logistical complexities.

          Improved HDD Industry Dynamics.    The HDD industry has been an early adopter of high density flexible circuits and is a key end market for high-end, high density flexible circuits. We believe the HDD industry represented $700 million of the $2.8 billion market for high density flexible circuits in 2002. HDD applications require flexible circuits that meet highly demanding technical specifications and can be produced in high volumes in a cost-effective manner. Although the HDD industry has experienced price erosion that has negated high growth rates in unit volume, we believe the industry dynamics are improving. International Data Consulting ("IDC") estimates that the HDD market will exhibit compound annual revenue growth of 6% from 2002 through 2007 on compound annual unit growth of 11%. Average annual selling price ("ASP") erosion is expected to slow significantly to a compounded annual ASP decline of 5% from 2002 through 2007. In contrast, from 2001 through 2002 ASPs declined 14%.

        Trends benefiting the HDD industry, and in conjunction the increased usage of flexible interconnect circuits required by HDD include:

          Significant Industry Consolidation.    The number of HDD manufacturers has fallen from 75 in 1984 to 22 in 1997 to seven today, with the top four HDD players (Seagate, Hitachi, Maxtor and Western Digital) representing over 85% of the market.

          Less Rapid Technology Changes and Longer Product Life Cycles.    Areal densities ("AD"), a measure of the number of units of storage on a specified area of a disk typically denoted by "gigabytes per square inch," which have typically increased 100% or more per year, are now expected to grow only 50% annually. It is becoming technically more difficult to make AD advances which should extend product life cycles. Historically, the average number of heads per drive has declined quickly due to rapid AD increases, with the rate of decline decreasing in more recent periods.

          Increased Usage of HDD in Consumer and Non-traditional Applications.    The emerging consumer electronics segment that includes devices such as the Xbox™ gaming console, TV set top recorders and digital music players such as the iPod™, is emerging as a significant driver of growth for HDDs. According to IDC, this segment will account for 7-8% of total HDD shipments in 2003, and exhibit a compound annual unit growth of 43% from 2002 through 2007.

        Beyond HDD, high density flexible circuits are increasingly being used in high unit volume consumer electronic products such as mobile communications devices, flat panel displays, digital televisions and inkjet printers. This trend is driven by the end market, which demands consumer products with additional functionality, availability in lighter weight smaller packages, better performance and lower cost than previous generations of systems. To meet this demand, OEMs will need to continually evaluate more complex interconnect solutions that allow them to continue to enhance their product offerings in a cost-effective manner.

Competitive Strengths

        We believe our industry leadership is the direct result of our technological innovation and our ability to provide comprehensive solutions that address our customers' specific interconnect needs. Our key competitive strengths include:

          Technology Leadership.    Although there are a large number of flexible circuit manufacturers, only a few compete with us in high-end, sub-100 micron applications. We believe that technology,

  design capability, quality and price are key competitive factors in this segment. Our manufacturing technology includes proprietary processes and chemical recipes which, when combined with our design expertise and experience, enable us to deliver high unit volumes of complex high density flexible circuits at cost-effective prices.

          Comprehensive Product Portfolio.    Our products address a range of applications that include the following: (i) FSA, which provides the electrical interconnect from the disk drive head to the back-end electronics of the disk drive; (ii) actuator flex, which provides the back-end electrical interconnect for hard disk drives; and (iii) a variety of high-end, high density flexible circuits for markets such as LCD displays for mobile communication devices, plasma displays, printers, semiconductor packaging and medical applications.

          Product Innovation.    We are recognized as a technology innovator with a history of developing products that provide better performance at a lower cost than our competitors. For example, in the HDD industry our FSA technology has been selected by a leading HDD vendor as the preferred solution for its next generation, higher density platform. In addition, other HDD vendors are evaluating our proprietary FgSA technology as additional conductors are required and lower suspension stiffness is desired. The technical expertise we have developed in serving the highly demanding HDD industry has enabled us to introduce advanced products in other rapidly growing markets.

          Leading Customer Relationships.    We have developed strong relationships with Seagate, Maxtor, Phillips, Samsung, Hitachi and other industry leaders. Our customer relationships represent significant entry barriers as we believe that once a customer has selected us to design and manufacture a flexible circuit interconnect, the customer generally relies on our design for the life of that specific application and, frequently, subsequent generations of similar applications.

          Global Manufacturing and Supply Chain Efficiency.    We maintain manufacturing facilities in both the U.S. and Asia. Our U.S. facilities provide a high level of automation while our Asian facilities allow us to consolidate the labor intensive aspects of production in a low-cost environment. The combination of these two manufacturing models and our continued attention to manufacturing processes allows us to continually improve our production yields, shorten our supply chain and lower the overall costs of our products.

          Implementation of Six Sigma.    Through the introduction of the Six Sigma quality management program, we are reducing the process variation in our manufacturing facilities, resulting in improved quality, reliability and performance of our flexible circuit products. Six Sigma is a highly disciplined quality management and process optimization methodology that relies on the rigorous use of statistical techniques to assess process variability and defects. Six Sigma has been adopted by many large industrial companies to significantly improve their business processes.

          Experienced Management Team.    Our management team has a demonstrated track record of successfully harnessing and capitalizing on disruptive technology. They have managed rapid technological change by successfully transforming our company from a lead wire interconnect manufacturer to a leading worldwide flexible circuit provider over a two-year period. While identifying and opening new markets for our flexible circuit products, our management team has successfully implemented manufacturing efficiency plans throughout a global manufacturing and sourcing network.

Our Strategy

        To enhance our position as a leading provider of flexible interconnect solutions we intend to pursue the following business strategies:

          Continue to Expand Our Market Share in Our Core Markets.    We believe that we will be able to continue to capture additional market share from leading OEMs in the HDD market with our FSA, FgSA and actuator flex solutions. As the HDD industry continues to transition to higher recording densities, the advantages of our technology will provide significant benefits to our customers on both a functional and a cost basis. Certain HDD industry leaders are currently evaluating our product offerings for potential future applications. In addition, our FgSA product is well suited for adoption in a number of next generation HDD applications.

          Continue to Penetrate New Markets.    We have proven our ability to leverage our expertise in high volume, high density applications to address emerging growth opportunities. We believe the technology, research and development and manufacturing capabilities we have developed to serve our core markets have put us in a position to target additional high volume applications, such as LCD and plasma displays, semiconductor packaging applications and inkjet printer cartridges, which we believe in the aggregate represent a market opportunity for us of over $1.0 billion.

          Increase Manufacturing and Supply Chain Efficiencies and Flexibility.    We intend to continue our manufacturing improvement and cost reduction efforts. Through continued deployment of our Six Sigma quality management program, we intend to significantly improve our efficiency, reduce our manufacturing and operating expenses and enhance the quality of the products we manufacture by decreasing manufacturing defects and improving product reliability. We expect to realize cost efficiencies by applying more automation at all of our manufacturing facilities. In addition, by further integrating our operations with our suppliers and customers, we believe that we can continue to reduce our working capital needs and improve our responsiveness to customer requirements.

          Provide an Integrated Solution to Our Customers.    We believe we will be able to capture additional market share by developing a more efficient integrated suspension assembly process capable of producing a technically advanced product at a lower cost to the HDD industry. We expect to provide a complete solution that includes front-end suspension design, prototyping, manufacturing and assembly through our relationship with KRP, a leading suspension assembly manufacturer, in addition to our flexible circuit and suspension assembly expertise. This partnership will enable us to provide customers with a one-stop solution for their suspension assembly needs, instead of requiring them to negotiate terms with multiple vendors.

Current Product Applications

        We offer our products to a broad range of markets including the hard disk drive, display, semiconductor packaging and consumer electronics markets. We believe our products are differentiated by their advanced process technology, innovative design, low cost and the functional benefits they provide to our customers.

        Current markets addressed by our products include:

          Flex Suspension Assembly.    The disk drive market uses flexible circuits as the interconnect between the read/write head and disk drive electronics. These applications include our FSA product which provides the electrical interconnect from the disk drive head to the back-end electronics (actuator flex) of the disk drive. FSA is a flexible circuit that is bonded to a suspension for customers desiring a more complete solution. As a next generation to our FSA product we have also introduced our FgSA product. We believe FgSA represents a significant improvement over current generation suspension technology and provides improved technical performance at a lower cost than competing products by increasing the utilization of the flexible circuit mechanical characteristics, which simplifies the suspension used in the assembly.

          Data Storage.    Our products for the data storage market include interconnects used for tape drives, disk arrays and other interconnects used in hard disk drives. Our actuator flex product provides the back-end electronic interconnect for hard disk drives. We are a leading provider of flip chip interconnect solutions for these applications. Flip chip technology, in which an unpackaged die is mounted directly onto the flexible circuit substrate, is becoming the predominant interconnect technology for these applications. We will continue to provide flexible circuit interconnect solutions to the tape storage industry to address customers' continuing data backup and archiving needs.

          New Ventures.    We continue to apply our technology and products to new markets. We produce advanced flexible circuits for high-end consumer electronics markets and other markets that could benefit from the technological advantages of our flexible interconnect solutions. Based on our assessment of industry trends and market indicators, we believe these markets will grow rapidly in the future. We are currently offering or developing new product offerings for the following applications: LCD displays for mobile communication devices, large screen plasma and LCD displays, inkjet printer cartridges, semiconductor packaging and medical applications.

Technology

        We are recognized as a technology leader in fine-line, single and double-sided flexible circuit technology and flexible circuit assembly technology, including advanced chip-on-flex, flip chip-on-flex and precision placement assembly technologies. Our process technology includes proprietary processes and chemical recipes, which coupled with our design expertise and experience, enables us to deliver high unit volumes of complex high density flexible circuits at cost-effective yields.

          Design Technology.    The flexible circuit interconnects we manufacture are designed specifically for each application, requiring significant joint design activities with the customer at the start of a project. We have developed design methodologies that solve difficult interconnection problems and save our customers time and money. We also design and produce, in volume, flexible circuits that range from high density, single-sided circuits to more complex double-sided and multi-layer circuits. We are continually investing in and improving our computer-based design tools to more quickly design new flexible circuit interconnects, to enhance cooperative design and communication with our customers and to more closely link designs to our manufacturing process.

          Circuit Fabrication Technology.    We have extensive experience producing fine-line polyimide flexible circuits and have pioneered manufacturing processes that deliver high unit volumes at cost-effective yields. At the core of the process is roll-to-roll fine-line circuit processing. The starting materials are flexible laminates composed of a thin dielectric film that is either adhesive-bonded to treated copper foil or metalized without the use of adhesives. Very accurate images (down to 0.001 inches) are produced in volume in photoresist. Circuit conductors are then formed by chemically etching the underlying copper. Coverfilm and covercoat materials are adhered to the circuitry to provide an insulative coating and to expose contact pads for surface metalization. The exposed copper surfaces are then coated with solder, gold or another surface finish for assembly or bonding applications. Laser processing is used to create various openings such as vias and to cut contoured peripheries in substrate materials.

        Our key flexible circuit fabrication technologies include:

          Fine Feature Wide-Width Roll-to-Roll Processing.    Our process allows us to fabricate circuits with very fine line widths and spaces at higher density of parts per square foot which increases material and equipment utilization. Processing 12-inch to 24-inch wide web (as opposed to the narrower industry standard) in a continuous roll-to-roll format (as opposed to discrete panels) allows us to fabricate higher volumes at lower cost.

          Process Technologies.    We utilize the following process technologies in our circuit fabrication process:

    •
    Semi-additive Metallization.    Allows the fabrication of flexible circuits with finer lines and spaces through the selective metalization of the conductors in the circuit fabrication process.

    •
    Laser Processing.    Produces low cost, very fine openings, small vias and contoured shapes that solve density problems while avoiding more expensive traditional alternatives. Also, using a laser to cut the periphery of parts allows prototypes and low volume production parts to be built faster and without the cost of a blanking die.

    •
    Bondable Gold Plating.    Prepares flexible circuit conductors and pads for various bonding processes including chip-on-flex, which saves space and improves electrical performance by wire bonding a semiconductor die directly to the flexible circuit.

    •
    Coverfilm and Covercoat Application.    Adheres coverfilm and covercoat materials to the circuitry to provide an insulative coating and to expose contact pads for surface metalization. This process allows accurate positioning of solder plated pads to support fine pitch surface mount assembly to the finished circuits.

          Assembly and Test Technology.    We differentiate ourselves from our competitors by offering both assembly and test technology to provide complete flexible circuit interconnect assemblies to our customers. We assemble passive electrical and various mechanical components, including connectors, stiffeners, diodes, formed metal parts and other devices to flexible circuits in our plants in Thailand. We also perform advanced direct die attach and assembly of integrated circuit devices as well as the functional testing of these flexible circuit assemblies. Assembling these components directly onto the flexible circuit increases performance and reduces space, weight and cost.

          Flex Suspension Assembly.    We have exclusive license rights to a proprietary automated process to attach flexible circuits to suspensions for disk drive applications. We also have exclusive license rights to the FgSA product in the HDD industry. The FgSA product provides improved technical performance at a lower cost than competing products by increasing the utilization of the flexible circuit mechanical characteristics, which simplifies the suspension used in the assembly.

Research and Development

        We continually engage in research, development and engineering activities. Our goal is to utilize these activities to improve and enhance existing products and processes and to develop new products and processes in order to expand our market share. Our research and development effort is concentrated on improving and increasing long run flexible circuit manufacturing capabilities for both adhesiveless and adhesive based flexible circuits, developing processes for manufacturing new products including flexible circuits for display, integrated circuit substrate and printer applications, developing new FSA and FgSA generations and improving the FSA attachment process.

        We have a 35% investment in, and work very closely with, Applied Kinetics, Inc. ("AKI"), the company that developed the unique manufacturing process technology utilized by our FSA products and the unique product design technology utilized by our FgSA products. We have a license to use this technology in our products for disk drive applications on an exclusive basis through 2009 and on a nonexclusive basis thereafter until 2012, and we continue to work with AKI as part of our on-going development efforts.

Manufacturing

        We have developed a manufacturing system that combines the use of technology with the deployment of human resources in a geographic and organizational manner that we believe allows us to be a global leader in providing low-cost, high technology flexible circuits. Quality systems are in place that are certified to standards set by demanding customers in the electronics industry. All operations have received ISO 9002 certification.

        We believe our manufacturing processes, in particular our 12-inch and 24-inch wide web roll processing lines, are designed to optimize the utilization of automation, labor and capital, and deliver better yield, material utilization and throughput relative to our competitors. Most of our automated circuit fabrication processes are performed in Minnesota where there is an ample supply of qualified technical resources with the more labor intensive processes performed in Thailand to remain competitive with low cost based competitors.

Suppliers

        We purchase raw circuit materials, process chemicals and various components from multiple outside sources. For components, we typically make short-term purchasing commitments to key suppliers for specific customer programs. These commitments are usually made for three to twelve month periods. These suppliers commit to providing cooperative engineering, as required, and in some cases maintain a local inventory to provide shorter lead times and reduced inventory levels for us. In most cases, suppliers are approved, and are often dictated by our customers. For process chemicals, we rely on a limited number of key suppliers. We currently can obtain certain types of photoresist, a liquid compound used in the photoetching process, certain copper and polyimide laminate materials and certain specialty chemicals used in our manufacturing process from only one supplier of each such material. Alternate chemical products are available from other sources, but process chemical changes would often require requalification of the processes, which could take weeks or months to complete. We mitigate these risks by identifying stable companies with leading technology and delivery positions and by attempting to qualify two suppliers for all critical raw materials and components.

Sales, Marketing and Customer Support

        We sell and market our products directly to a number of industries requiring electronic interconnects through the use of an internal sales staff. In addition, we utilize sales representatives on a limited basis in several Asian countries where it is advantageous to be represented locally. Historically, we have sold a substantial portion of our flexible circuit interconnects to a limited number of customers. We have benefited from early entry as a supplier to the disk drive industry and have been able to leverage our relationships to supply next generation integrated flexible circuit interconnects. Our relationships combined with our reputation for high standards of quality and innovative manufacturing processes have established us as a predominant supplier of interconnects for the HDD industry.

        We provide our customers' product design support from our manufacturing locations in Minnesota and Thailand and from our sales and customer support offices in California, China, Singapore and the United Kingdom. In addition, we provide on-site customer design support for our customers as required.

        Even though our customer mix will change from period to period in the future, we expect that sales to relatively few customers will continue to account for a high percentage of our net sales in the foreseeable future. Sales to our two largest customers, Seagate and Maxtor, constituted 64% and 10% of net sales, respectively, for the first six months of fiscal 2003, 64% and 9% of net sales, respectively, for fiscal 2002, 54% and 8% of net sales, respectively, for fiscal 2001 and 33% and 18% of net sales, respectively, for fiscal 2000. Sales to our five largest customers constituted 89% of net sales for the first six months of fiscal 2003, 86% of net sales for fiscal 2002, 77% of net sales for fiscal 2001 and 66% of net sales for fiscal 2000. The loss of a significant customer or a substantial reduction in orders by any significant customer, including reductions due to market, economic or competitive conditions in the computer, computer peripheral, mobile communication devices and consumer markets has had and may continue to have a material adverse effect on our business, financial condition and results of operations.

Environmental Controls

        Flexible circuit interconnect manufacturing requires the use of chemicals. As a result, we are subject to a variety of environmental laws relating to the storage, discharge, handling, emission, generation, manufacture, use and disposal of chemicals, solid and hazardous waste and other toxic and hazardous materials used to manufacture our products. We have discontinued operations at our Chandler, Arizona location and decommissioned the facility. Our preliminary review of the facility suggests that no material remediation costs will be required. However, given the uncertainties associated with environmental contamination, there can be no assurance that such costs will not have a material adverse impact on us. Pursuant to the agreements governing the 1993 ADFlex purchase of certain assets from Rogers Corporation ("Rogers"), Rogers has retained all environmental liabilities relating to the purchased assets prior to the closing date of the acquisition. While we believe Rogers currently has sufficient assets to fulfill its obligations under the acquisition agreements, if environmental liabilities requiring remediation are discovered and we are unable to enforce the acquisition agreement against Rogers, we could become subject to costs and damages relating to such environmental liabilities. Any such costs and damages imposed on us could materially adversely affect our business, financial condition and results of operations.

        We believe we have been operating our facilities in substantial compliance in all material respects with existing environmental laws and regulations. However, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. For this reason, we implemented procedures geared toward minimizing the negative impacts and reducing potential financial risks arising from environmental issues. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of regulatory agencies could require substantial expenditures by us and could adversely affect our business, results of operations and financial condition. We do not anticipate any material amount of environmental-related capital expenditures in fiscal 2003.

Intellectual Property

        We believe that, due to our customers' demands for rapid technological advances and the resulting limited product life cycles, the success of our business generally depends more on the technical and engineering expertise, creativity and marketing and service abilities of our employees than on patents, trademarks and copyrights. Nevertheless, we own patents and have a policy of seeking patents when appropriate on inventions concerning new products and improvements as part of our ongoing research, development and manufacturing activities. We control patents related to the FSA attachment process and new generation FgSA products for disk drive applications and believe that these patents give us a competitive advantage in the disk drive industry. There can be no assurance that any patents issued to us or licensed by us will provide a competitive advantage or will not be challenged by third parties, or that the patents of others will not have an adverse effect on our ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate our products or design around the patents issued to us or licensed by us. In addition, there can be no assurance that foreign intellectual property laws or our agreements will protect our intellectual property rights in any foreign country. Any failure to protect our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition.

        We have a 35% investment in, and work closely with, AKI, the company that developed the unique manufacturing process technology utilized by our FSA products and the unique product design technology utilized by our FgSA products. We have a license to use this technology in our products for disk drive applications on an exclusive basis through 2009 and on a nonexclusive basis thereafter until 2012. The rights granted to us by AKI are royalty-bearing and may not be sublicensed without the consent of AKI.

Employees

        As of March 31, 2003, we had a total of 3,829 employees. Of these employees, 192 were based in Maple Plain, Minnesota, 231 were based in Litchfield, Minnesota, and 3,406 were based in Thailand. Our future operating results depend in part upon our ability to attract and retain other qualified management, technical, manufacturing, sales and support personnel for our operations. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting or retaining such personnel. The failure to attract or retain such persons could materially adversely affect our business, results of operations and financial condition.

Competition

        The flexible circuit interconnect market is differentiated by customers, markets and geography with each niche having its own combination of complex packaging and interconnection requirements. We believe the market competes principally on the basis of design capability, price, quality, flexibility and technological advancements in underlying applications. During periods of economic slowdown in the electronics industry and other periods when excess capacity exists, electronic OEMs become more price sensitive. We believe that once a customer has selected a particular vendor to design and manufacture a flexible circuit interconnect, the customer generally relies upon that vendor's design for the life of that specific application and, frequently, subsequent generations of similar applications. Accordingly, it is difficult to achieve significant sales to a particular customer with respect to any application once another vendor has been selected to design and manufacture the flexible circuit interconnect used in that application. While this market paradigm may provide a barrier to our competitors in the markets served by us, it also may present an obstacle to our entry into other markets.

        The flexible circuit interconnect market is highly competitive. We experience competition world-wide from a number of leading foreign and domestic providers including 3M Company for high-end technology applications, and NOK ("Nippon Mektron"), Fujikura Ltd., Multi-Fineline Electronix, Inc. ("M-Flex") and Sumitomo for standard flex and assembly applications. 3M, Sumitomo, NOK and Fujikura are substantially larger than we and possess greater financial and other resources. There are a number of other flexible circuit manufacturers that target other flexible circuit markets and rarely compete directly with us. In addition, competitors for disk drive market integrated suspension assembly applications include Hutchinson Technology Incorporated, KRP, Magnacomp International Limited, Nihon Hatsujo Kabusikigaisha ("NHK") and Optimal Technology Limited. Expansion of our existing products or services could expose us to new competition. Moreover, new developments in the consumer electronics industry could render existing technology obsolete or less competitive and could potentially introduce new competition into the market. There can be no assurance that our competitors will not develop enhancements to, or future generations of, competitive products or services that will offer superior price or performance features to those offered by us or that new competitors will not enter our markets. Finally, as many of our competitors are based in foreign countries, they have cost structures and prices based on foreign currencies. Accordingly, currency fluctuations could cause our U.S. dollar-priced products to be less competitive than our competitors' products priced in other currencies.

Backlog

        The backlog for our continuing operations was $23.4 million at June 24, 2003 and $23.9 million, $20.1 million and $19.1 million at September 30, 2002, 2001 and 2000, respectively. Our backlog fluctuates based on the timing of the receipt of orders from customers. Backlog is defined by us as firm orders that are scheduled to be delivered within 12 months from the date of the order. While we believe substantially all of our current backlog will be delivered within 12 months, customers may determine not to release orders into production, may extend requested delivery dates or cancel orders. In such cases, we may not realize the revenue indicated by the backlog.

Facilities

        At March 31, 2003, we owned an aggregate of approximately 414,000 square feet of manufacturing and other space. Our significant facilities are as follows:

Functions	Location (number of facilities)	Square Feet
Executive offices, research and development and circuit fabrication	Maple Plain, Minnesota (one)	96,000
Circuit inspection and finishing	Korat, Thailand (two)	12,000 8,000
Circuit finishing and assembly, sales and support	Lamphun, Thailand (two)	140,000 15,000
Circuit fabrication	Litchfield, Minnesota (five)	63,000 15,000 10,000 51,000 4,000

Legal Proceedings

        We are party to certain lawsuits in the ordinary course of business. Other than with respect to the matter set forth below, we do not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operations.

        In July 2000, the Lemelson Medical, Education & Research Foundation Limited Partnership ("Lemelson") filed suit in the Federal District Court in the District of Arizona against us and approximately 90 other defendants. The suit alleges that all of the defendants are violating certain patents owned by Lemelson related to machine vision technologies. Lemelson alleges that certain of the equipment used in our business utilizes this type of technology. We purchased this equipment from vendors whom we believe may have an obligation to indemnify us in the event that the equipment infringes any third-party patent. The complaint seeks damages in an unspecified amount. We have answered the complaint denying that we infringed any of these patents. Since the filing of our answer, the entire case has been stayed in order to allow an earlier-filed case to proceed. We cannot be sure that we will prevail in this action and any adverse outcome could require us, among other things, to pay royalties to Lemelson. We do not believe it is currently possible to calculate the potential for, or the extent of, any liabilities resulting from this claim.

MANAGEMENT

Executive Officers, Directors and Key Employees

        Unless otherwise set forth, below are the name, age, position and a brief account of the business experience of each of our executive officers, directors and key employees as of March 31, 2003.

Name	Age	Position(s)
Thomas W. Haley	66	Chairman and Director
William P. Murnane	40	President, Chief Executive Officer and Director
Thomas Paulson	47	Senior Vice President and Chief Financial Officer
Brian R. Dahmes	42	Vice President, Research and Development
Keith Foerster	40	Vice President, General Manager, Data Storage
Dennis R. Huber	39	General Manager, FSA Division
Douglas W. Keller	45	Vice President, Finance
Kelly S. Schuller	38	Vice President, General Manager, New Ventures
Nick Tomashot	40	Vice President, Planning and Analysis
Vasu Velayuthan	38	Vice President, Asia Operations
Allen Andersen	49	Director(1)(2)
Elick Eugene Hawk	59	Director(1)(2)
Raj K. Nooyi	47	Director(1)(2)

(1)
Member of the Audit Committee
(2)
Member of the Compensation Committee

        Thomas Haley founded our company and served as President from 1972 to 1988 and Chief Executive Officer from 1988 through 1999. He has been a director and Chairman since our inception in 1972.

        William Murnane was promoted to President and Chief Operating Officer in July 1998 and to Chief Executive Officer in January 2000. He has been a director since 1999. Mr. Murnane joined us in July 1995 as Vice President. From June 1993 to June 1995, Mr. Murnane was Chief Operating Officer of Boutwell, Owens & Co., a private manufacturer of packaging, in Fitchburg, Massachusetts. From June 1992 to June 1993, Mr. Murnane was Director of Operations for Uniform Printing & Supply, Inc. in Acton, Massachusetts. Prior to that, he held various operating and corporate planning positions during a ten-year career at United Parcel Service. Mr. Murnane is also a director of KR Precision Public Company Limited, Applied Kinetics, Inc. and Transport Corporation of America.

        Thomas Paulson joined us in February 2001 as Senior Vice President and Chief Financial Officer. Prior to working with us, Mr. Paulson spent 19 years at The Pillsbury Company where he held a variety of executive positions managing complex financial and business issues in multi-operational and multinational divisions, including Vice President of Finance. Mr. Paulson also serves on the Board of Directors of Applied Kinetics, Inc.

        Brian Dahmes joined us in July 1997 as Plant Manager. Mr. Dahmes was promoted to Director of Manufacturing in July 1998 and to Vice President, Quality in March of 1999. In November 1999, he was promoted to Vice President, Managing Director Innovex (Thailand). In August 2001, Mr. Dahmes was named Vice President, Research and Development. From 1992 to 1995, Mr. Dahmes served as Process Engineering Manager for Sheldahl, Inc., and from 1995 to 1997, he was an Engineering Manager with Sheldahl, Inc.

        Keith Foerster joined us in May 1992 as a Sales and Marketing Engineer. He has held the following positions with us: National Sales Manager—May, 1995 to July 1997; Director, Hard Disk Drive Sales—July 1997 to August 1999; Senior Director, FSA Development—August 1999 to May 2000; Senior

Director, Minnesota Operations—May 2000 to June 2002; Senior Director and General Manager of the Data Storage Division—September 2001 to June 2003; and Vice President and General Manager of the Data Storage Division since June 2003. Previously, Mr. Foerster held positions as a Sales Engineer at Quannon CAD Systems from September 1990 to May 1992 and as a Mechanical Design Engineer at Control Data Corporation from May 1986 to September 1990.

        Dennis Huber joined us in January 2001 as a Senior Director and became General Manager of the FSA Division in September 2001. Prior to working with us, Mr. Huber held various engineering positions at Seagate Technology from 1993 to January 2001 and also held various engineering positions at Hutchinson Technology from 1987 to 1993.

        Douglas Keller joined us in January 1990 as Corporate Controller. In May 1992, Mr. Keller was made an officer and in October 1996, he was promoted to Vice President, Finance. From July 1988 to January 1990, Mr. Keller was Manager of Financial Accounting and Tax for UFE, Inc., a manufacturer of injection molded plastic components. From 1983 to 1988, Mr. Keller was a Senior Auditor for The Pillsbury Company. From 1980 to 1983, he was a Senior Accountant with Deloitte Haskins & Sells, a CPA firm.

        Kelly Schuller joined us in April 2001 as Vice President, Strategic Marketing and New Business Development. Prior to joining us, Mr. Schuller spent five years at McKinsey & Company where he led a number of major strategy and business development engagements for Fortune 500 companies. Before McKinsey, he worked for The Pillsbury Company in Strategic and Financial Planning as well as for Ernst & Young as a certified public accountant. In August 2001, Mr. Schuller was named General Manager of New Ventures.

        Nick Tomashot joined us in April 2001 as Director of Planning and Analysis. In June 2003, he was promoted to Vice President of Planning and Analysis. Prior to joining us, Mr. Tomashot was Director of Finance of Rooster.com from 2000 to March, 2001, and was Senior Finance Manager of Diageo PLC, Pillsbury North America in the Non-Dough Foods Division from 1999 to 2000. Prior to that, Mr. Tomashot held various finance positions at Proctor & Gamble from 1993 to 1999 and at The NCR Corporation from 1986 to 1991.

        Vasu Velayuthan joined us in March, 2001 as Vice President, Asia Operations. Previously, Mr. Velayuthan spent six years at Seagate Technology where he held a variety of management positions in manufacturing and quality.

        Allen Andersen has been employed with PAMA Group (Hong Kong) Ltd., a private equity investment firm focusing in Asia, since 1998 and has been a Managing Director for the last three years. From 1997 to 1998, he was a managing director of Asia Access Investment Co. as an advisor to Chase Capital and Olympus Capital. He has been a director of KR Precision Public Company Limited since October 1999 and a director with us since 2002.

        Elick Eugene Hawk has served as the President and Chief Executive Officer of Performance Bankers, Inc., a South Dakota management company, since 1983. In addition, he serves as the Chairman of First National Bank, Pierre, South Dakota; director of First National Bank, Fulda, Minnesota; director of First Savings Bank, Beresford, South Dakota; director of First National Bank, Moline, Illinois; and director/owner of Golden Ventures, Inc., an assisted living center, Pierre, South Dakota. He has been a director with us since 1999.

        Raj Nooyi has been the President at AmSoft Systems, a global software development company since 2002. From 1991 through 2001, he was a director at Pittiglio Rabin Todd & McGrath, a management consulting firm. He was a manager at Hewlett-Packard Company from 1983 to 1990 and employed by Eaton Corporation from 1978 to 1983 in its manufacturing operations. Mr. Nooyi is also a certified CIRM by the American Production and Inventory Control Society. He has been a director with us since 2002.

PRINCIPAL SHAREHOLDERS

        The following table includes information as of March 31, 2003 concerning the beneficial ownership of our common stock by (i) all persons who are known to us to beneficially hold more than five percent of our common stock; (ii) each of our directors; (iii) each executive officer; and (iv) all directors and executive officers as a group. Unless otherwise indicated, the business address of each person is 5540 Pioneer Creek Drive, Maple Plain, Minnesota 55359-9003.

        Beneficial ownership is based on information furnished by the individuals or entities. Unless otherwise indicated and subject to community property laws where applicable, the individuals and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying options and warrants held by that individual or entity that are currently exercisable or exercisable within 60 days from March 31, 2003 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity.

			Beneficial Ownership Prior to Offering		Beneficial Ownership After the Offering(1)
		Options or Warrants Exercisable Within 60 Days
Name and Address	Common Shares Owned
			Number	Percent	Number	Percent
Five Percent Shareholders
Royce & Associates, Inc.(2) 1414 Avenue of the Americas New York, NY 10019	954,100	—	954,100	6.3%	954,100	5.1%
Dimensional Fund Advisors Inc.(2) 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	887,000	—	887,000	5.8	887,000	4.8
Executive Officers and Directors
Thomas W. Haley	771,220	46,000	817,220	5.4	817,220	4.4
William P. Murnane	17,422	193,000	210,422	1.4	210,422	1.1
Allen Andersen	—	20,000	20,000	*	20,000	*
Elick Eugene Hawk	2,000	23,000	25,000	*	25,000	*
Raj K. Nooyi	—	20,000	20,000	*	20,000	*
Brian R. Dahmes	8,053	37,600	45,653	*	45,653	*
Keith Foerster	—	35,000	35,000	*	35,000	*
Douglas W. Keller(3)	12,790	41,020	53,810	*	53,810	*
Thomas Paulson	16,850	26,000	42,850	*	42,850	*
Kelly S. Schuller	5,388	20,000	25,388	*	25,388	*
Nick Tomashot	1,281	—	1,281	*	1,281	*
Vasu Velayuthan	—	19,000	19,000	*	19,000	*
All directors and executive officers as a group (12 persons)	835,004	480,620	1,315,624	8.4%	1,315,624	6.9%

*
Represents beneficial ownership less than 1%

(1)
Assumes the underwriters' over allotment option is exercised in full.

(2)
Based solely on Schedules 13G filed with the Securities and Exchange Commission.

(3)
Includes 800 shares of common stock held by Mr. Keller's spouse.

DESCRIPTION OF COMMON STOCK

        The following description of our common stock summarizes the material terms and provisions of the common stock, but is not complete. For the complete terms of the common stock, please refer to our amended and restated articles of incorporation and our amended bylaws, which are incorporated by reference into the registration statement that includes this prospectus.

General

        Our amended and restated articles of incorporation authorizes us to issue up to 30,000,000 shares of common stock, par value $0.04 per share. As of June 24, 2003, there were 15,240,571 shares of common stock outstanding, held by approximately 526 shareholders of record.

        The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. No holder of common stock shall be entitled to cumulate votes in the election of directors. The common stock has no preemptive rights and is not subject to conversion or redemption.

        Holders of the common stock are entitled to receive dividends out of earnings or surplus legally available at the times and in the amounts that the board of directors may determine. We have not paid a dividend since November 1999. It is our intention to continue this policy.

        Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share in all assets legally available for distribution to shareholders after payment of all liabilities and the liquidation preferences, if any, of any outstanding preferred stock. Each outstanding share of common stock is, and any shares of common stock offered by this prospectus when they are paid for will be, fully paid and nonassessable.

        Our board has the right by resolution and without shareholder approval to establish from the authorized shares of common stock different classes or series of shares, with such preferences, rights, qualifications, limitations and restrictions as our board may establish.

Anti-Takeover Provisions of Minnesota Business Corporation Act

        Section 302A.671 of the Minnesota Business Corporation Act provides that, unless the acquisition of certain new percentages of voting control of our shares (in excess of 20%, 33 1/3% or 50%) by an existing shareholder or other person is approved by a majority of our shareholders other than the acquirer (if already a shareholder) and officers and directors who are also our employees, the shares acquired above such new percentage level of voting control will not be entitled to voting rights. We are required to hold a special shareholders' meeting to vote on any such acquisition within 55 days after the delivery to us by the acquirer of an information statement describing, among other things, the acquirer and any plans of the acquirer to liquidate or dissolve us and copies of definitive financing agreements for any financing of the acquisition not to be provided by funds of the acquirer. If any acquirer does not submit an information statement to us within 10 days after acquiring shares representing a new threshold percentage of voting control, or if the disinterested shareholders vote not to approve such an acquisition, we may redeem the shares so acquired by the acquirer at their market value. Section 302A.671 generally does not apply to a cash offer to purchase all shares of voting stock of the issuing corporation if such offer has been approved by a majority vote of disinterested board members of the issuing corporation.

        Section 302A.673 of the Minnesota Business Corporation Act restricts certain transactions between us and a shareholder who becomes the beneficial holder of 10% or more of our outstanding voting stock (an "interested shareholder") unless a majority of our disinterested directors have approved, prior to the date on which the shareholder acquired a 10% interest, either the business combination transaction suggested by such a shareholder or the acquisition of shares that made such a shareholder a statutory interested shareholder. If such prior approval is not obtained, the statute imposes a four-year prohibition from the interested shareholder's share acquisition date on mergers, sales of substantial assets, loans, substantial issuances of stock and various other transactions involving us and the statutory interested shareholder or his, her or its affiliates.

        In the event of certain tender offers for our stock, Section 302A.675 of the Minnesota Business Corporation Act precludes the tender offeror from acquiring additional shares of stock (including acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer. Section 302A.675 does not apply if a committee of the board of directors consisting of all of its disinterested directors (excluding present and former officers of the corporation) approves the subsequent acquisition before shares are acquired pursuant to the earlier tender offer.

        These statutory provisions could also have the effect in certain circumstances of delaying or preventing a change in the control of us.

Transfer Agent

        Our transfer agent is Registrar and Transfer Company. Its address is 10 Commerce Drive, Cranford, NJ 07016.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares
SG Cowen Securities Corporation	1,800,000
C.E. Unterberg, Towbin	600,000
Craig-Hallum Capital Group LLC	600,000

Total	3,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

        The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $0.441 per share. Securities dealers may reallow a concession not in excess of $0.100 per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

        We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 450,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of common stock offered hereby. If the over allotment option is exercised in full, the underwriters will purchase additional common shares from us in approximately the same proportion as shown in the table above.

        The following table summarizes the underwriting compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

		Total
	Per Share	Without Over Allotment	With Over Allotment
Public offering price	$12.25	$36,750,000	$42,262,500
Underwriting discount	0.735	2,205,000	2,535,750

Proceeds, before expenses, to us	$11.515	$34,545,000	$39,726,750

        We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $400,000.

        We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

        Except as noted below, our directors and executive officers have agreed with the underwriters that for a period of 90 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with the underwriters other than with respect to our issuing shares pursuant to employee benefit plans, qualified option plans or other employee compensation plans already in existence, or pursuant to currently outstanding options, warrants or rights. There are no agreements between the underwriters and any of our directors or executive officers releasing them from these lock-up agreements prior to the expiration of the 90-day period, except that certain officers, including our President and Chief Executive Officer, may sell up to 57,000 common shares in the aggregate during this period upon prior notice to SG Cowen Securities Corporation.

        SG Cowen Securities Corporation has agreed to pay a fee of $50,000 upon the closing of this offering to David Stevens, a private investor, for assistance provided to SG Cowen Securities Corporation in securing its engagement as underwriter in connection with this offering.

        The underwriters may engage in over allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters may close out a covered short sale by exercising its over allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

LEGAL MATTERS

        The validity of the common shares offered hereby will be passed upon for us by Lindquist & Vennum P.L.L.P. Certain legal matters in connection with this offering will be passed upon on behalf of the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts.

EXPERTS

        The consolidated balance sheet as of September 30, 2002, and the consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 2002, incorporated by reference in this prospectus, have been included herein in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on their authority as experts in accounting and auditing. To the extent that Grant Thornton LLP audits and reports on our consolidated financial statements issued at future dates, and it consents to the future use of their report, those future consolidated financial statements also will be incorporated by reference in this prospectus in reliance on their report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 233 Broadway, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INCORPORATION BY REFERENCE

        We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that we sell all the securities offered by this prospectus:

  •
  Annual report on Form 10-K for the year ended September 30, 2002 filed on December 10, 2002 (including information specifically incorporated by reference into our Form 10-K from our definitive proxy statement for our 2002 annual meeting of shareholders filed on December 12, 2002);

  •
  Quarterly report on Form 10-Q for the three-month period ended December 31, 2002 filed on February 13, 2003;

  •
  Current report on Form 8-K filed on April 15, 2003;

  •
  Quarterly report on Form 10-Q for the three-month period ended March 31, 2003 filed on May 14, 2003 and Amendment on Form 10-Q/A dated July 1, 2003;

  •
  Current report on Form 8-K filed on July 9, 2003; and

  •
  Description of our common stock as described in our Form 8-A Registration Statement dated January 29, 1985, which became effective as of July 31, 1985 (Registration No. 0-13143), including any amendment or report filed for the purpose of updating such description.

        You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

    Douglas W. Keller
    Vice President, Finance
    5540 Pioneer Creek Drive
    Maple Plain, Minnesota 55359-9003
    (763) 479-5300

INNOVEX, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Innovex, Inc.

        We have audited the accompanying consolidated balance sheets of Innovex, Inc. and Subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Innovex, Inc. and Subsidiaries as of September 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

                      /s/  GRANT THORNTON LLP

Minneapolis, Minnesota
October 23, 2002

INNOVEX, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2002	2001
ASSETS
Current assets:
Cash and equivalents	$2,364,136	$1,798,272
Accounts receivable, less allowance for doubtful accounts of $425,000 (2001—$670,000)	16,773,103	19,315,306
Inventories	9,285,600	13,782,195
Income taxes receivable	1,362,329	—
Deferred income taxes—current	3,147,691	3,817,663
Other current assets	1,748,962	2,647,538

Total current assets	34,681,821	41,360,974
Property, plant and equipment—at cost:
Land and land improvements	3,620,545	3,969,992
Buildings and leasehold improvements	38,829,134	40,273,598
Machinery and equipment	69,078,164	68,677,626
Office furniture and fixtures	1,479,936	1,351,608

	113,007,779	114,272,824
Less accumulated depreciation and amortization	39,316,085	27,533,854

Net property, plant and equipment	73,691,694	86,738,970
Goodwill	3,000,971	3,000,971
Deferred income taxes—long-term	1,236,038	9,602,867
Other assets	2,317,340	1,962,759

Total assets	$114,927,864	$142,666,541

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$10,798,096	$9,467,354
Line of credit	7,302,352	11,900,000
Accounts payable	13,075,040	16,438,885
Accrued compensation	1,653,223	1,617,672
Other accrued liabilities	2,305,858	7,819,837

Total current liabilities	35,134,569	47,243,748
Other long-term liabilities	—	845,000
Long-term debt, less current maturities	15,371,841	26,403,021
Commitments and contingencies	—	—
Stockholders' equity:
Common stock, $.04 par value; 30,000,000 shares authorized, 15,108,283 shares issued and outstanding (2001—15,044,249)	604,331	601,770
Capital in excess of par value	17,815,641	17,736,455
Retained earnings	46,001,482	49,836,547

Total stockholders' equity	64,421,454	68,174,772

Total liabilities and stockholders' equity	$114,927,864	$142,666,541

See accompanying notes to consolidated financial statements.

INNOVEX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended September 30,
	2002	2001	2000
Net sales	$134,727,529	$145,635,446	$164,461,510
Costs and expenses:
Cost of sales	118,671,425	128,977,986	139,842,670
Selling, general and administrative	16,617,803	18,513,296	16,088,830
Engineering	5,665,207	6,430,505	7,730,571
Restructuring charges	950,000	20,372,939	13,601,157
Interest expense	2,734,750	3,550,295	3,193,158
Interest income	(119,356)	(126,786)	(524,300)
Other (income) expense	(351,345)	265,841	99,029

	144,168,484	177,984,076	180,031,115

Income (loss) before provision for income taxes	(9,440,955)	(32,348,630)	(15,569,605)
Benefit (provision) for income taxes	5,605,890	3,472,950	4,515,195

Net income (loss)	$(3,835,065)	$(28,875,680)	$(11,054,410)

Net income (loss) per share:
Basic	$(0.25)	$(1.93)	$(0.75)

Diluted	$(0.25)	$(1.93)	$(0.75)

Weighted average shares outstanding:
Basic	15,080,441	14,987,395	14,838,082

Diluted	15,080,441	14,987,395	14,838,082

See accompanying notes to consolidated financial statements.

INNOVEX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the Years Ended September 30, 2002, 2001 and 2000

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total Stockholders' Equity (Deficit)
Balance at October 1, 1999	$592,884	$16,181,730	$90,359,585	$107,134,199
Shares issued through exercise of stock options	3,902	639,243	—	643,145
Tax benefits derived from exercise of stock options	—	179,058	—	179,058
Shares issued through employee stock purchase plan	425	86,578	—	87,003
Dividends paid ($0.155 per share)	—	—	(592,948)	(592,948)
Net loss	—	—	(11,054,410)	(11,054,410)

Balance at September 30, 2000	597,211	17,086,609	78,712,227	96,396,047
Shares issued through exercise of stock options	2,358	260,472	—	262,830
Tax benefits derived from exercise of stock options	—	142,983	—	142,983
Shares issued through employee stock purchase plan	2,201	246,391	—	248,592
Net loss	—		(28,875,680)	(28,875,680)

Balance at September 30, 2001	601,770	17,736,455	49,836,547	68,174,772
Shares issued through exercise of stock options	364	16,562	—	16,926
Shares issued through employee stock purchase plan	2,197	62,624	—	64,821
Net loss	—	—	(3,835,065)	(3,835,065)

Balance at September 30, 2002	$604,331	$17,815,641	$46,001,482	$64,421,454

See accompanying notes to consolidated financial statements.

INNOVEX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2002	2001	2000
Cash Flows From Operating Activities:
Net income (loss)	$(3,835,065)	$(28,875,680)	$(11,054,410)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	13,359,337	13,155,347	11,617,362
Restructuring charges	950,000	20,372,939	13,601,157
Other non-cash items	(123,983)	288,462	(833,546)
Changes in operating assets and liabilities, net of business acquisition:
Accounts receivable	2,542,203	4,519,232	4,482,715
Inventories	4,496,595	6,152,929	(6,008,555)
Deferred income taxes	9,036,801	(1,609,744)	2,078,647
Income taxes	685,842	2,166,609	(2,775,188)
Other current assets	(1,281,147)	870,023	(2,007,031)
Accounts payable	(3,363,845)	(8,433,257)	(232,375)
Other current and long-term liabilities	(6,600,678)	(7,194,652)	(8,102,443)

Net cash provided by operating activities	15,866,060	1,412,208	766,333
Cash Flows From Investing Activities:
Capital expenditures	(3,535,356)	(11,743,419)	(23,887,714)
Business acquisition	—	(256,000)	(3,750,000)
Proceeds from sale of assets	2,451,499	192,460	713,549
Sales and maturities of held-to-maturity securities	—	—	19,305,000
Other	—	(3,548)	(75,886)

Net cash used in investing activities	(1,083,857)	(11,810,507)	(7,695,051)
Cash Flows From Financing Activities:
Principal payments on long-term debt	(10,167,262)	(7,651,057)	(889,342)
Net (payments) proceeds on line of credit	(4,597,648)	2,200,000	536,069
Issuance of long-term debt	466,824	15,319,737	2,407,789
Proceeds from exercise of stock options	16,926	405,813	822,203
Proceeds from employee stock purchase plan	64,821	248,592	87,003
Dividends paid	—	—	(592,948)

Net cash provided by (used in) financing activities	(14,216,339)	10,523,085	2,370,774

Increase (decrease) in cash and equivalents	565,864	124,786	(4,557,944)
Cash and equivalents at beginning of year	1,798,272	1,673,486	6,231,430

Cash and equivalents at end of year	$2,364,136	$1,798,272	$1,673,486

Supplemental Disclosures:

Cash paid for interest was approximately $2,834,000; $3,508,000; and $2,743,000 in 2002, 2001 and 2000.

Income tax payments were approximately $29,000; $86,000; and $0 in 2002, 2001 and 2000.

Tax benefits derived from exercise of stock options totaling approximately $0, $143,000 and $179,000 in 2002, 2001 and 2000 were recorded as a reduction of current income taxes payable and an increase in capital in excess of par value.

See accompanying notes to consolidated financial statements.

INNOVEX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(September 30, 2002, 2001 and 2000)

Note A.—Summary of Significant Accounting Policies

        Innovex, Inc. and Subsidiaries (the "Company") is a diversified manufacturer of electrical components for the computer, data storage, consumer, medical, telecommunications and other electronic industries. Substantially all of the Company's revenues, operating profits and assets relate to one operating unit involved in the manufacture of flexible circuit interconnects. Company customers are located throughout the United States, Europe and the Pacific Rim. The Company has manufacturing facilities in Litchfield and Maple Plain, Minnesota and Lamphun and Korat, Thailand.

        A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

        Principles of Consolidation and Fiscal Year—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

        The Company utilizes a fiscal year that ends on the Saturday nearest to September 30. For clarity of presentation, the Company has described all periods as if the year ended September 30. The fiscal years ended September 30, 2002, 2001 and 2000 all include fifty-two weeks of operations.

        Foreign Currency Translation—The Company uses the United States dollar as its functional currency for its subsidiary in Thailand. Re-measurement gains and losses, resulting from the process of re-measuring the financial statements of these foreign subsidiaries into U.S. dollars, are included in operations. Net foreign currency remeasurement and foreign exchange instrument gains (losses) of $71,000, ($457,000) and ($142,000) were included in other income (expense) in the fiscal years ended September 30, 2002, 2001 and 2000.

        Foreign Exchange Instruments—The Company enters into short-term forward foreign currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations, primarily relating to nonfunctional currency monetary assets and liabilities. The forward exchange contracts generally require the Company to exchange Thailand baht for U.S. dollars or U.S. dollars for Thailand baht at maturity, at rates agreed to at the inception of the contracts. The contracts are not designated as hedges, therefore, the gains and losses on foreign currency transactions are included in other income (expense). The Company does not enter into forward contracts for trading purposes.

        Cash Equivalents—The Company considers all highly liquid temporary investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at September 30, 2002 and 2001. Approximately $1.7 million and $1.0 million were on deposit in foreign financial institutions at September 30, 2002 and 2001.

        Accounts Receivable—The Company grants credit to customers in the normal course of business and generally does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations of customers. The Company maintains allowances for potential credit losses.

        Inventories—Inventories which are composed of raw materials, work-in-progress and finished goods are stated at the lower of cost or market, with cost determined by the first-in, first-out method.

        Property, Plant and Equipment—Depreciation is provided using the straight-line method over the estimated useful lives of the assets for financial reporting and accelerated methods for tax purposes. Estimated service lives range from 5 to 30 years for buildings and leasehold improvements, from 2 to 7 years for machinery and equipment and from 3 to 7 years for office furniture and fixtures.

        Goodwill—Prior to October 1, 2001, goodwill was amortized on the straight-line basis over 10 years. On October 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) 142, Goodwill and Intangible Assets. As a result, the Company discontinued the amortization of goodwill and any other intangible assets determined to have indefinite useful lives. For the twelve-month period ended September 30, 2001, the Company would have reported adjusted net loss and diluted net loss per share of $28,509,000 and $1.90, respectively, had it discontinued amortization of intangibles at October 1, 2000. Adjusted net loss and diluted net loss per share excludes, from previously reported financial information, goodwill amortization of $366,000, net of tax, for the twelve-month period ended September 30, 2001. The Company has determined goodwill relates to one reporting unit for purposes of impairment testing. Goodwill and other intangible assets with indefinite lives are tested for impairment annually or whenever an impairment indicator arises.

        Fair Values of Financial Instruments—Due to their short-term nature, the carrying value of current financial assets and liabilities approximates their fair values. The fair value of borrowings, if recalculated based on current interest rates, would not significantly differ from the recorded amounts.

        Net Income (Loss) Per Share—The Company's basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of outstanding common shares. The Company's diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of outstanding common shares and common share equivalents related to stock options, when dilutive. Options to purchase 1,312,812, 1,226,222 and 631,543 shares of common stock with weighted average exercise purchase prices of $11.19, $12.34 and $15.20 were outstanding during 2002, 2001 and 2000, but were excluded from the computation of common share equivalents because they were antidilutive.

        Revenue Recognition—Sales are recorded at the time of shipment and provision for anticipated returns, net of exchanges, is recorded based on historical experience.

        Use of Estimates—Preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and related revenues and expenses and disclosure about contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

        Income Taxes—The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

        Stock Based Compensation—The Company utilizes the intrinsic value method of accounting for its employee stock based compensation plans. Pro forma information related to the fair value based method of accounting is contained in Note D.

        New Pronouncements—In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143, Accounting for Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement is effective for the Company on October 1, 2002 and is not expected to have a material impact.

        In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 clarifies the accounting for costs associated with exit or disposal activities. This statement is effective for the Company beginning in January 2003 and is not expected to have a material impact.

Note B.—Inventories

        Inventories are comprised of the following at September 30:

	2002	2001
Raw materials and purchased parts	$3,938,671	$6,155,408
Work-in-process and finished goods	5,346,929	7,626,787

	$9,285,600	$13,782,195

Note C.—Line of Credit and Long-Term Debt

        On April 23, 2001, the Company entered into a 1.2 billion Thailand baht (approximately $28 million) credit facility agreement with Bank of Ayudhya Public Company Limited and The Industrial Finance Corporation of Thailand. The facility is comprised of a 590 million baht term loan, a 530 million baht packing credit facility, a 70 million baht short term working capital facility, and a 10 million baht overdraft facility. On March 1, 2002 the Company entered into a supplemental agreement with Bank of Ayudhya and The Industrial Finance Corporation, increasing the packing credit facility to 830 million baht (approximately $19 million). Under the terms of the credit facility, any outstanding balance on the term loan bears interest at 7.00% annually until April 23, 2003, at which time the outstanding balance will bear interest at the Thailand MLR rate, 7.00% at September 30, 2002. The term loan is serviced by quarterly payments commencing September 28, 2001 and continuing through December 30, 2005. Payments will be 22 million baht per quarter for the first year, 27 million baht per quarter for the second year, 35 million baht per quarter for the third year, 40 million baht per quarter for the fourth year, and 47 million baht for the remaining two quarterly payments. The packing credit, working capital and overdraft facilities bear interest at the Thailand MOR market rate, 7.25% at September 30, 2002. The Thailand based facility is secured by certain receivables, inventory and assets held by the Company in Thailand. The Company is required to maintain certain financial ratios and meet certain net worth levels. A requirement to increase registered capital was replaced by additional financial ratios. At September 30, 2002, 502 million baht or $11.6 million was outstanding under the term loan, 317 million baht or $7.3 million was outstanding under the packing credit facility and there were no outstanding balances under the working capital and overdraft facilities. The interest rate for the term loan was 7.00% and the interest rate for the packing credit facility was 5.00% at September 30, 2002. At September 30, 2001, 568 million baht or

$12.8 million was outstanding under the term loan, 422 million baht or $9.5 million was outstanding under the packing credit facility and there were no outstanding balances under the working capital and overdraft facilities.

        On September 15, 1999 the Company entered into a credit facility to pay off all outstanding balances existing at the time of the ADFlex acquisition as required by the ADFlex merger agreement. As amended, the credit facility consists of a $25.0 million, five-year term loan with equal principal payments of $1,562,500 due each quarter currently and continuing through April 1, 2004. Under the terms of the amended credit facility, the term facility bears interest at the prime interest rate plus 3.0%. The credit facility is collateralized by all U.S. based accounts receivable, inventory, equipment, real property and general intangibles of the Company. The Company is required to maintain certain financial ratios and meet certain net worth and indebtedness tests that were waived at September 30, 2002. At September 30, 2002, $10.9 million was outstanding under the term loan. At September 30, 2001, $18.75 million was outstanding under the term loan and $2.4 million was outstanding under a revolving line of credit. The interest rate for the term loan was 6.75% at September 30, 2002 and 5.88% at September 30, 2001.

        Other long-term debt consists of capitalized equipment leases. Assets under capital lease as of September 30, 2002 had an acquisition cost of $6.4 million and a net book value of $4.4 million. Interest rates on these leases range from 7.5% to 9.1%. Aggregate maturities of long-term debt including capitalized leases for the next five years are as follows (in thousands): 2003—$10,798; 2004—$9,232; 2005—$4,929; 2006—$1,186; 2007—$25. The recorded value of long-term debt approximates fair market value.

Note D.—Stockholders' Equity

Stock Option Plans—

        The Company has stock option plans that provide for incentive and non-qualified stock options to be granted to directors, officers and other key employees or consultants. The stock options granted generally have a ten-year life, vest over a period of six months to five years, and have an exercise price equal to the fair market value of the stock on the date of grant. At September 30, 2002, the Company had 613,518 shares of common stock available for issuance under the plans.

Restricted Stock Plan—

        The Company also has a restricted stock plan that provides for grants of common stock to key employees of the Company other than the Chief Executive Officer and the four highest paid executives of the Company other than the Chief Executive Officer. The common stock grants generally vest over five years. At September 30, 2002, the Company had 113,850 shares of common stock available for issue under the plan.

        Transactions under the plans during each of the three years in the period ending September 30, 2002 are summarized as follows:

	Number of Shares Under Option	Weighted Average Exercise Price
Outstanding at October 1, 1999	1,138,414	$12.23
Granted	546,750	8.33
Forfeited	(196,570)	10.86
Exercised	(97,646)	6.38

Balance at September 30, 2000	1,390,948	11.30
Granted	535,100	8.42
Forfeited	(291,550)	11.11
Exercised	(58,139)	6.63

Balance at September 30, 2001	1,576,359	10.54
Granted	521,850	2.91
Forfeited	(303,598)	9.55
Exercised	(9,100)	1.86

Balance at September 30, 2002	1,785,511	8.35

        Options exercisable at September 30:

	Number Exercisable	Weighted Average Exercise Price
2000	499,908	$11.20
2001	587,849	11.81
2002	754,745	11.32

        The following table summarizes information concerning currently outstanding and exercisable stock options:

		Options Outstanding
				Options Exercisable
		Weighted Average Remaining Contractual Life
Range of Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.00 - $2.71	436,311	8.8 years	$1.66	9,136	$1.38
3.35 - 4.60	240,750	8.6 years	3.98	98,700	3.94
5.04 - 9.38	379,800	5.7 years	7.51	207,200	7.63
10.16 - 11.53	421,050	5.1 years	11.11	302,129	10.96
12.59 - 15.00	202,600	7.3 years	13.11	46,980	13.23
18.87 - 31.31	105,000	4.2 years	29.01	90,600	29.06

	1,785,511			754,745

        The Company's 2002, 2001 and 2000 pro forma net income (loss) and diluted net income (loss) per share would have been ($4,622,503), ($29,868,000) and ($11,927,000), or ($0.32), ($2.06) and ($0.82) had the fair value method been used for valuing options granted during those years. The impact on net income (loss) may differ in future disclosures because they do not take into effect pro forma compensation expense related to grants made before 1996. The weighted average fair value of options granted in 2002, 2001 and 2000 was $1.46, $5.11 and $4.26. The value was computed by applying the following weighted average assumptions to the Black Scholes options pricing model: volatility of 90%, 72% and 54%; dividend yields of 0.0%; risk-free rate of return of 4.0%, 5.2% and 6.1%; and an average term of 4.5 years for 2002, 2001 and 2000.

Employee Stock Purchase Plan—

        The Company has an Employee Stock Purchase Plan (ESPP) which is available to eligible employees. Under terms of the plan, eligible employees may designate from 1% to 10% of their compensation to be withheld through payroll deductions for the purchase of common stock at 85% of the lower of the market price on the first or last day of the offering period. Under the plan, 250,000 shares of common stock have been reserved for issuance. As of September 30, 2002, 120,594 shares have been issued under the plan. Fair value disclosures under SFAS No. 123 have not been disclosed for shares under the ESPP as such values are immaterial.

Note E.—Income Taxes

        The effective income tax rates differed from the federal statutory income tax rate as follows for the years ended September 30:

	2002	2001	2000
Federal statutory rate	(34.0)%	(34.0)%	(34.0)%
State income taxes	(3.3)	(0.5)	(5.6)
FSC benefit	—	—	(4.4)
Tax exempt interest	—	—	(0.8)
Foreign operating income benefit	(11.7)	—	(4.0)
Allowances	(9.0)	20.1	16.2
Adjustments to income tax provision accruals	(1.8)	—	1.6
Non-deductible intangibles	0.4	3.0	1.0
Other	—	0.7	1.0

	(59.4)%	(10.7)%	(29.0)%

        Components of the (benefit) provision for income taxes are as follows for the years ended September 30 (thousands of dollars):

	2002	2001	2000
Current:
Federal	$(14,165)	$(1,647)	$(5,284)
State	(478)	(216)	(1,310)

	(14,643)	(1,863)	(6,594)
Deferred	9,037	(1,610)	2,079

	$(5,606)	$(3,473)	$(4,515)

        During fiscal year 2002, the Company received an income tax refund for approximately $13.2 million as part of an economic relief act that was passed into law.

        Deferred taxes recognize the impact of temporary differences between the amounts of assets and liabilities recorded for financial statement purposes and such amounts in accordance with tax laws. Realization of net operating loss carryforward and other deferred tax temporary differences are contingent on future taxable earnings. The Company's deferred tax asset was reviewed for expected utilization using a "more likely than not" approach as required by SFAS 109 by assessing the available positive and negative evidence surrounding its recoverability. Accordingly, the Company recorded a valuation allowance of $18,415,000 and $19,263,000 on the deferred tax asset at September 30, 2002 and 2001. The Company continues to assess and evaluate strategies that will enable the deferred tax asset, or portion thereof, to be utilized, and will reduce the valuation allowance appropriately at such time when it is determined that the "more likely than not" approach is satisfied. The net operating loss and tax credit carry-forwards expire at various dates through September 2022.

        The cumulative temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial statement purposes are as follows at September 30 (thousands of dollars):

	2002	2001
Current deferred tax assets:
Inventories	$405	$158
Receivables	68	53
Compensation and benefits	266	334
Restructuring	113	1,316
NOL carryforwards	2,046	1,736
Other	250	221

	$3,148	$3,818

Long-term deferred tax assets (liabilities)—net:
Accelerated depreciation	$(4,953)	$(4,561)
Intangibles	6,171	7,021
Restructuring	126	126
Tax credit and NOL carryforwards	18,307	26,280
Allowances	(18,415)	(19,263)

	$1,236	$9,603

Note F.—Retirement and Profit-Sharing Plans

        The Company sponsors a 401(k) retirement plan for all of its employees meeting minimum eligibility requirements. The plan provides Company matching contributions of 50% of the first 6% of employee contributions to the plan. An additional 401(k) retirement plan was also in effect for the first 13 weeks of fiscal 2000 relating to the ADFlex acquisition. This plan was sponsored for all employees of the ADFlex's United States operation. Under this plan, the Company made contributions each year up to a maximum of 4% of an employee's total compensation. The Company merged the ADFlex plan into the Company plan on December 31, 1999. Company contributions for both these plans were approximately $301,000, $621,000 and $547,000 for the years ended September 30, 2002, 2001 and 2000.

Note G.—Research and Development Costs

        The Company incurred research and development costs of approximately $4,786,000, $4,518,000 and $3,472,000 for the years ended September 30, 2002, 2001 and 2000.

Note H.—Foreign Operations and Significant Customers

        As part of the September 1999 ADFlex acquisition, the Company acquired an Asian operation, located in Lamphun, Thailand. The Company has continued to increase the functions performed at this location in order to take advantage of the proximity to customers and favorable labor and operating costs. In addition, the Company purchased the assets of its Thailand subcontractor, Boron Public Limited Company in October 1999. The Company had aggregate export sales of $110,751,000,

$116,405,000 and $119,603,000 for the years ending September 30, 2002, 2001 and 2000, principally to Pacific Rim customers. With respect to foreign operations for the years ended September 30, 2002 and 2001, long-lived assets of $27,683,000 and $30,330,000 were located in Thailand and $2,000 and $2,855,000 were located in Mexico, respectively.

        Revenues from two customers made up a significant portion of the Company's total net sales during the years ending September 30:

	2002	2001	2000
Customer A	64%	54%	33%
Customer B	9	8	18

        Accounts receivable from the above two customers are 75% and 63% of the Company's accounts receivable at September 30, 2002 and 2001.

Note I.—Commitments and Contingencies

        The Company paid rent of $2,113,000 in fiscal 2002 under facility and equipment operating leases that expire at various dates through January 2007. As of September 30, 2002, the future minimum lease commitments under the operating leases are payable as follows (in thousands): 2003—$1,811; 2004—$1,273; 2005—$1,155; 2006—$1,153; 2007—$288; 2008—$0.

        The nature of the Company's business exposes the Company to potential environmental remediation liabilities arising from the manufacture, use and disposal of hazardous materials used to manufacture flex interconnect products. Management believes that any cost associated with maintaining the Company's compliance with current environmental remediation laws will not have a material adverse effect on the Company's financial statements.

Note J.—Derivative Instruments

        The Company enters into forward exchange contracts that are recorded at fair value with related fair value gains or losses recorded in earnings within the caption other (income) expense. Generally, these contracts have maturities of six months or less. These contracts are entered into to offset the gains or losses on foreign currency denominated assets and liabilities. The Company does not enter into forward exchange contracts for trading purposes and the contracts are not designated as hedges. At September 30, 2002, the Company had an open forward exchange contract to buy Thailand baht maturing January 3, 2003 with notional amounts totaling 550,000,000 Thailand baht (approximately $12.7 million U.S. dollars). At September 30, 2001, the Company had an open forward exchange contract to buy Thailand baht maturing October 4, 2001 with notional amounts totaling 425,000,000 Thailand baht (approximately $9.6 million U.S. dollars).

Note L.—Restructuring Charges

Manufacturing Operations Restructuring—

        The fiscal 2001 second quarter included asset impairment and restructuring charges of $9,754,000 and $10,124,000 related to the restructuring of the Company's manufacturing operations. The restructuring is primarily related to moving manufacturing operations from the Company's Chandler, Arizona facility to the Company's Minnesota locations. The charges were recorded pursuant to a plan announced in January 2001. The charge included approximately $6,380,000 related to asset impairment of property and equipment and $3,374,000 for the impairment of the remaining unamortized balance of the goodwill recorded at the time of the Company's September 1999 acquisition of ADFlex Solutions, Inc. The charge also includes $1,636,000 of inventory written off related to discontinued product lines and accrued liabilities of $2,156,000 for employee severance and benefits and $6,332,000 for facility abandonment costs. During the fiscal 2002 second quarter, an additional $876,000 restructuring charge was recorded due to an increase in the estimate of the leased Chandler facility disposition costs. The restructuring is substantially complete with the exception of the costs to maintain the leased Chandler facility until its disposition. The lease terminates in June 2003 if it is not disposed prior to that time.

        The fiscal 2000 first quarter includes a $13,785,000 restructuring charge related to restructuring the Company's manufacturing operations. The restructuring was primarily related to closing the Company's Agua Prieta, Mexico facility and moving operations to its facility in Lamphun, Thailand. The charge was recorded pursuant to a plan announced in November 1999. The charge included approximately $6,605,000 related to asset impairment of property and equipment, $356,000 for the write off of inventory and supplies, $176,000 for increasing the accounts receivable reserve, and accrued liabilities of $2,101,000 for facility abandonment costs and $4,547,000 in employee severance and benefits. A change in estimate was recorded in the quarter ending September 2000 increasing the facility abandonment accrual by $1,435,000 and decreasing the accrued employee severance by $1,485,000. The estimate changes were due to higher costs than expected to discontinue the operation of the Mexican facility and higher turnover than expected prior to the payment of severance. The restructuring was substantially complete as of September 2000 with the exception of completing the disposition of the Mexican facility. During the quarter ending March 31, 2001, the Company had a $495,000 increase in the estimate of the facility abandonment charges relating to the length of time required to complete the disposition of the facility located in Agua Prieta, Mexico. The facility was sold during the fiscal 2002 second quarter with an additional $74,000 restructuring charge recorded at that time due to the cost of disposition.

Lead Wire Assembly Product Line Disposition—

        In fiscal 1999, a restructuring charge was recorded primarily related to the discontinuation of the lead wire assembly product line. The disposition was substantially completed by June 30, 2000.

        The remaining restructuring accrual as of September 30, 2002 totaled $303,000. Selected information regarding the restructuring follows (in thousands):

	Lead Wire Assembly Product Line Disposition		Manufacturing Operations Restructuring—Arizona		Manufacturing Operations Restructuring—Mexico
	Facility Abandonment Charges	Employee Termination Benefits	Facility Abandonment Charges	Employee Termination Benefits	Facility Abandonment Charges	Employee Termination Benefits	Total
Accrual at October 1, 2000	$—	$64	$—	$—	$1,412	$250	$1,726
Establishment of accrual	—	—	6,332	2,156	—	—	8,488
Payments	—	(64)	(2,956)	(2,515)	(1,521)	(114)	(7,170)
Change in estimate	—	—	(1,183)	1,183	495	—	495

Accrual at September 30, 2001	—	—	2,193	824	386	136	3,539
Payments	—	—	(2,737)	(853)	(475)	(121)	(4,186)
Change in estimate	—	—	769	107	89	(15)	950

Accrual at September 30, 2002	$—	$—	$225	$78	$—	$—	$303

Note M.—Recently Passed Legislation

       On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (the "Act"), which immediately impacts Securities and Exchange Commission registrants, public accounting firms, lawyers and securities analysts. This legislation is the most comprehensive since the passage of the Securities Acts of 1933 and 1934. It has far reaching effects on the standards of integrity for corporate management, board of directors and executive management. Additional disclosures, certifications and possibly procedures will be required of the Company. The Company does not expect any material adverse effect as a result of the passage of this legislation; however, the full scope of the Act has not been determined. The Act provides for additional regulations and requirements of publicly-traded companies many of which have yet to be issued.

INNOVEX, INC. AND SUBSIDIARIES

QUARTERLY FINANCIAL DATA

(Unaudited)

Fiscal 2002	1st Quarter	2nd Quarter*	3rd Quarter	4th Quarter	Year
Net sales	$37,842,859	$34,971,762	$31,823,731	$30,089,177	$134,727,529
Gross profit	5,773,364	5,025,189	3,556,788	1,700,763	16,056,104
Net loss	(296,917)	341,993	(1,277,516)	(2,602,625)	(3,835,065)
Net loss per share:
Basic	$(0.02)	$0.02	$(0.08)	$(0.17)	$(0.25)
Diluted	$(0.02)	$0.02	$(0.08)	$(0.17)	$(0.25)

*
The second quarter includes restructuring charges of $950,000 related to the restructuring of the Company's manufacturing operations and a $1.7 million tax benefit related to the reduction of the deferred tax allowance due to receipt of a $13.2 million income tax refund received as part of the economic relief act that was passed into law during the quarter.

Fiscal 2001	1st Quarter	2nd Quarter**	3rd Quarter	4th Quarter	Year
Net sales	$38,576,884	$34,936,271	$36,250,675	$35,871,616	$145,635,446
Gross profit	6,026,704	3,097,789	3,057,488	4,475,479	16,657,460
Net income (loss)	(626,947)	(23,266,023)	(2,891,465)	(2,091,245)	(28,875,680)
Net income (loss) per share:
Basic	$(0.04)	$(1.55)	$(0.19)	$(0.14)	$(1.93)
Diluted	$(0.04)	$(1.55)	$(0.19)	$(0.14)	$(1.93)

**
The second quarter includes restructuring charges of $20,372,939 related to the restructuring of the Company's manufacturing operations.

INNOVEX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31, 2003	As of September 30, 2002
	(Unaudited)
ASSETS
Current assets:
Cash and equivalents	$3,529,035	$2,364,136
Accounts receivable, net	20,983,241	16,773,103
Inventories	9,201,841	9,285,600
Deferred income taxes—current	5,775,552	3,147,691
Other current assets	1,656,477	3,111,291

Total current assets	41,146,146	34,681,821
Property, plant and equipment, net of accumulated depreciation of $45,307,000 and $39,316,000	69,889,282	73,691,694
Goodwill	3,000,971	3,000,971
Deferred income taxes—long-term	1,917,445	1,236,038
Other assets	2,429,093	2,317,340

Total assets	$118,382,937	$114,927,864

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$9,751,449	$10,798,096
Line of credit	15,818,520	7,302,352
Accounts payable	16,378,087	13,075,040
Accrued compensation	1,833,699	1,653,223
Other accrued liabilities	2,208,235	2,305,858

Total current liabilities	45,989,990	35,134,569
Long-term debt, less current maturities	11,523,907	15,371,841
Stockholders' equity:
Common stock, $.04 par value; 30,000,000 shares authorized, 15,163,475 and 15,108,283 shares issued and outstanding	606,539	604,331
Capital in excess of par value	17,924,337	17,815,641
Retained earnings	42,338,164	46,001,482

Total stockholders' equity	60,869,040	64,421,454

Total liabilities and stockholders' equity	$118,382,937	$114,927,864

See accompanying notes to consolidated financial statements.

INNOVEX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended March 31,
	2003	2002
	(Unaudited)
Net sales	$37,055,736	$34,971,762
Costs and expenses:
Cost of sales	32,822,890	29,946,573
Selling, general and administrative	4,742,491	3,983,798
Engineering	1,641,980	1,228,546
Restructuring charges	—	950,000
Net interest (income) expense	554,063	748,726
Net other (income) expense	(89,411)	(11,337)

Income (loss) before taxes	(2,616,277)	(1,874,544)
Income taxes	(1,249,404)	(2,216,537)

Net income (loss)	$(1,366,873)	$341,993

Net income (loss) per share:
Basic	$(0.09)	$0.02

Diluted	$(0.09)	$0.02

Weighted average shares outstanding:
Basic	15,169,585	15,053,349

Diluted	15,169,585	15,339,656

	For the Six Months Ended March 31,
	2003	2002
	(Unaudited)
Net sales	$71,580,974	$72,814,621
Costs and expenses:
Cost of sales	63,853,050	62,016,068
Selling, general and administrative	9,365,240	8,212,407
Engineering	3,177,771	2,622,329
Restructuring charges	750,000	950,000
Net interest (income) expense	1,121,898	1,518,472
Net other (income) expense	2,291	(211,924)

Income (loss) before taxes	(6,689,276)	(2,292,731)
Income tax benefit	(3,025,958)	(2,337,807)

Net income (loss)	$(3,663,318)	$45,076

Net income (loss) per share:
Basic	$(0.24)	$0.00

Diluted	$(0.24)	$0.00

Weighted average shares outstanding:
Basic	15,164,162	15,052,599

Diluted	15,164,162	15,281,458

See accompanying notes to consolidated financial statements.

INNOVEX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended March 31,
	2003	2002
	(Unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$(3,663,318)	$45,076
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,066,967	6,770,660
Restructuring charges	750,000	950,000
Other non-cash items	(3,403,420)	(102,429)
Changes in operating assets and liabilities:
Accounts receivable	(4,210,138)	(454,353)
Inventories	83,759	2,449,516
Other current assets	1,454,814	11,454,462
Accounts payable	3,303,047	(2,219,817)
Other liabilities	(667,147)	(6,533,268)

Net cash provided by (used in) operating activities	(285,436)	12,359,847
Cash Flows from Investing Activities:
Capital expenditures	(2,286,156)	(1,499,124)
Other	4,000	2,451 099

Net cash provided by (used in) investing activities	(2,282,156)	951,975
Cash Flows from Financing Activities:
Principal payments on long-term debt	(4,894,582)	(4,478,321)
Issuance of long-term debt	—	414,492
Net activity on line of credit	8,516,169	4,199,817
Proceeds from exercise of stock options	110,904	81,747

Net cash provided by (used in) financing activities	3,732,491	217,735
Increase (decrease) in cash and equivalents	1,164,899	13,529,557
Cash and equivalents at beginning of period	2,364,136	1,798,272

Cash and equivalents at end of period	$3,529,035	$15,327,829

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest was $1,153,000 and $1,635,000 in the six months ended March 2003 and 2002.

Income tax payments were $6,000 and $24,000 in the six months ended March 2003 and 2002.

See accompanying notes to consolidated financial statements.

INNOVEX, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Financial Information

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions on Form 10-Q and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited condensed consolidated financial statements include the accounts of Innovex, Inc. and its subsidiaries (the "Company") after elimination of all significant intercompany transactions and accounts. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of operating results have been made. Operating results for interim periods are not necessarily indicative of results that may be expected for the year as a whole. The Company utilizes a fiscal year that ends on the Saturday nearest to September 30. For clarity of presentation, the Company has described all periods as if they end at the end of the calendar quarter. For further information, refer to the consolidated financial statements and footnotes included in the Company's annual report on Form 10-K for the year ended September 30, 2002.

        Preparation of the Company's condensed consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from these estimates.

Note 2—Restructuring Charges

        Manufacturing operations restructuring—The fiscal 2001 second quarter included asset impairment and restructuring charges of $9,754,000 and $10,124,000 related to the restructuring of the Company's manufacturing operations. The restructuring is primarily related to moving manufacturing operations from the Company's Chandler, Arizona facility to the Company's Minnesota locations. During the fiscal 2002 second quarter and the fiscal 2003 first quarter, additional restructuring charges of $876,000 and $750,000, respectively, were recorded due to an increase in the estimate of the leased Chandler facility disposition costs. As of March 31, 2003, the restructuring is substantially complete. During the second quarter of fiscal 2003, payments of approximately $633,000 were made to buy out the remainder of the Chandler facility lease through its June 2003 termination.

        The remaining restructuring accrual for cash items as of March 31, 2003 totaled $179,000. Selected information regarding the restructuring follows (in thousands):

	Manufacturing Operations Restructuring—Arizona
	Facility Abandonment Charges	Employee Termination Benefits	Total
Accrual at October 1, 2002	$225	$78	$303
Change in estimate	750	—	750
Payments	(874)	—	(874)

Accrual at March 31, 2003	$101	$78	$179

Note 3—Earnings Per Share

        The Company's basic net loss per share is computed by dividing net loss by the weighted average number of outstanding common shares. The Company's diluted net loss per share is computed by dividing net loss by the weighted average number of outstanding common shares and common share equivalents relating to stock options when dilutive. Options to purchase 1,070,800 and 1,214,325 shares of common stock with weighted average exercise prices of $12.10 and $11.17 were outstanding during the three and six month periods ending March 31, 2003, but were excluded from the computation of common share equivalents because they were not dilutive.

        Options to purchase 1,287,523 and 1,379,098 shares of common stock with weighted average exercise prices of $11.68 and $11.25 were outstanding during the three and six month periods ending March 31, 2002, but were excluded from the computation of common share equivalents because they were not dilutive. The Company's fiscal 2003 second quarter and first six months pro forma net loss would have been ($1,545,000) and ($4,020,000) or ($0.10) and ($0.27) diluted net loss per share had the fair value method been used for valuing options granted. The Company's fiscal 2002 second quarter net income and first six months pro forma net loss would have been $145,000 and ($349,000) or $0.01 diluted net income per share and ($0.02) diluted net loss per share had the fair value method been used for valuing options granted. The weighted average fair value of options granted in 2003 and 2002 was $1.47 and $1.46. The value was computed by applying the following weighted average assumptions to the Black Scholes options pricing model: volatility of 75% and 90%; dividends yields of 0.0%; risk-free rate of return of 2.6% and 4.0%; and an average term of 4.5 years for 2003 and 2002. No adjustment was made to the Black Scholes calculation to reflect that the options are not freely traded.

Note 4—Inventories

        Inventories are comprised of the following (in thousands):

	March 31, 2003	September 30, 2002
Raw materials and purchased parts	$3,575	$3,939
Work-in-process and finished goods	5,627	5,347

	$9,202	$9,286

Note 5—Derivative Instruments

        The Company enters into forward exchange contracts that are recorded at fair value with related fair value gains or losses recorded in earnings within the caption other (income) expense. Generally, these contracts have maturities of six months or less. These contracts are entered into to offset the gains or losses on foreign currency denominated assets and liabilities. The Company does not enter into forward exchange contracts for trading purposes and the contracts are not designated as hedges. At March 31, 2003, the Company had open forward exchange contracts to buy Thailand baht maturing July 3, 2003 with notional amounts of 880,000,000. The total open contracts for 880,000,000 baht equates to approximately $20.5 million U.S. dollars.

Note 6—Revenue Recognition

        Innovex makes electronic components (flexible circuits) based on customer specifications. The Company's revenue recognition policy is consistently applied regardless of sales channels utilized and product destination. The Company has an implied warranty that the products meet the customer's specification. Credits are only issued for customer returns. In recognizing revenue in any period, the company applies the provisions of SEC Staff Accounting Bulletin 101, Revenue Recognition. Revenue from product sales is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured.

        For all sales, a binding purchase order is used as evidence of an arrangement. The Company also stores inventory in warehouses (JIT hubs—third party owned warehouses) that are located close to the customer's manufacturing facilities. Revenue is recognized on sales from JIT hubs upon the transfer of title and risk of loss, following the customer's acknowledgement of the receipt of the goods.

Innovex Global Manufacturing and Supply Chain Operations

Maple Plain, MN
Litchfield, MN
San Jose, CA
Chandler, AZ
Swindon, UK (& Design support)
Dongguan, China
Seoul, Korea
Taipei, Taiwan
Lamphun, Thailand
Singapore
Korat, Thailand
INNOVEX
SIX SIGMA
Manufacturing & Design Center Locations
Sales & Customer Support Locations
Manufacturing Only Locations

3,000,000 Shares

Common Stock

PROSPECTUS

SG Cowen
C.E. Unterberg, Towbin
Craig-Hallum Capital Group LLC

July 29, 2003

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
Summary Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION BY REFERENCE
INNOVEX, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
INNOVEX, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
INNOVEX, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
INNOVEX, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) For the Years Ended September 30, 2002, 2001 and 2000
INNOVEX, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
INNOVEX, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (September 30, 2002, 2001 and 2000)
INNOVEX, INC. AND SUBSIDIARIES QUARTERLY FINANCIAL DATA (Unaudited)
INNOVEX, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS
INNOVEX, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
INNOVEX, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
INNOVEX, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS